
13000384

2012
ANNUAL REPORT



FOX CHASE
BANCORP, INC.

Financial Highlights

	At or for the Years Ended December 31				
	2012	2011	2010	2009	2008
Financial Data: (Dollars in thousands except per share amount)					
Assets	$1,088,341	$1,015,863	$1,095,503	$1,173,818	$931,270
Loans	683,865	670,572	642,653	631,296	588,975
Deposits	687,409	676,594	711,763	858,277	608,472
Net income (loss)	5,062	4,779	2,744	(1,028)	1,215
Earnings (loss) per share basic (1)	$0.44	$0.36	$0.20	$(0.07)	$0.08
Earnings (loss) per share, diluted (1)	$0.43	$0.36	$0.20	$(0.07)	$0.08
Financial Ratios:					
Return (loss) on average assets	0.50%	0.45%	0.24%	(0.09)%	0.14%
Return (loss) on average equity	2.74	2.36	1.65	(0.82)	1.00
Net interest margin	3.21	3.02	2.42	2.16	2.59
Noninterest expense to average assets	2.66	2.07	1.83	1.81	2.18
Efficiency ratio (2)	64.3	63.1	71.1	79.9	82.0
Average interest-earning assets to average interest-bearing liabilities	134.9	133.7	121.7	115.6	119.7
Average equity to average assets	18.12	19.07	14.30	11.11	13.98
Nonperforming loans as a percent of total loans	2.46	3.07	4.07	4.62	0.98
Allowance for loan losses as a percent of nonperforming loans	65.2	57.6	46.7	35.7	107.0

(1) On June 29, 2010, Fox Chase Bancorp completed its mutual-to-stock conversion from the mutual holding company to stock form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

(2) Represents noninterest expense, excluding valuation adjustments on assets acquired through foreclosure and loss on extinguishment of debt, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, premises and equipment and assets acquired through foreclosure.

Dear Stockholder:

Your Company had solid performance in 2012 as we celebrated our 145th anniversary. Net income increased 6% to $5.1 million and earnings per share increased 19% to $0.43 per diluted share in 2012 compared to net income of $4.8 million and earnings per share of $0.36 in 2011. This increase was driven by continued improvements in our key operating metrics and driven by good execution of our commercial banking strategy.

As you know, in 2005 we set out to transform Fox Chase Bank from a traditional savings bank to a commercial bank. Since then, we have made steady progress in transitioning the Bank's balance sheet to that of a commercial bank. Initially, this required significant investments in both people and the operating platform needed to support this strategy. To fund this initiative, the Company completed a "first-step" initial public offering in September of 2006 followed by a "second-step" offering in June of 2010.

Today we are beginning to harvest a return from these investments. Return on average assets improved to 0.50% in 2012, up from 0.45% in 2011. Despite industry-wide interest rate pressure, our net interest margin improved to 3.21% for 2012, up from 3.02% in 2011.

Organic Commercial Banking Growth

Our focus on commercial banking, combined with our commitment to serve our client's best interest, has enabled us to take market-share from much larger competitors. Since 2006, our commercial loan portfolio has grown by an impressive 684%. In 2012, average commercial loan balances increased by 19% over 2011 levels. Commercial loans now represent 73% of the Bank's loan portfolio, a remarkable shift from 2006 when they were only 18%. Fees associated with providing cash management services to our commercial clients now exceed $640,000.

Our commercial loan portfolio is well diversified, comprised of commercial and industrial loans and commitments and commercial real estate loans generated by serving middle market companies headquartered in the mid-Atlantic region of the U.S.

The Bank's commercial strategy is made possible by a strong consumer franchise with roots extending to multiple generations of families within our footprint. Our focus on serving these families with hassle-free, no nonsense service has enabled us to increase core deposit balances to 55% of total deposits, nearly double the 31% they represented in 2006.


SEC MAIL PROCESSING
RECEIVED
APR 12 2013
WASH, D.C.
196
SECTION

Capital Management

During 2012, the Company repurchased 724,700 shares at an average share price of $13.65. In addition, we paid dividends totaling $0.20 per share for the year. The Board increased the quarterly dividend to $0.06 per share in the first quarter of 2013. During 2012, tangible book value per share increased to $14.69 from $14.43 a year earlier.

Strong People, Capital to Grow

As we enter our 146th year of business, the environment for banks remains as challenging as ever. In these challenging times, winners and losers will be decided by the strength of the people, the strength of a bank's capital, and the strength of the bank's culture which encourages ethical business practices and allows our people to do the right things for clients. I am pleased to report that your Company has a strong team in place, the ability to attract and retain exceptional talent, a strong culture of ethical business practices and capital to grow.

Our progress would not be possible without the dedication and engagement of our board of directors who had the vision to see the Company through its metamorphosis from its troubled condition in 2005 into the safe, strong and secure competitor we are today. Nor would it be possible without the dedication and pursuit of excellence practiced by our talented and dedicated staff.

Thank you for your continued confidence in Fox Chase Bancorp, Inc. and Fox Chase Bank.

Sincerely,



Thomas M. Petro
President and CEO

This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Fox Chase Bancorp, Inc. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Fox Chase Bancorp, Inc.'s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Fox Chase Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the credit quality and composition of the loan and investment portfolios, valuation of assets acquired through foreclosure, deposit flows, competition, demand for loan products and for financial services in Fox Chase Bancorp, Inc.'s market area, changes in real estate market values in Fox Chase Bancorp, Inc.'s market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform as required. Additional factors that may affect our results are discussed in Item 1A to this annual report titled "Risk Factors."

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Fox Chase Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this annual report to "Company," "we," "us" and "our" refer to Fox Chase Bancorp, Inc. and its subsidiary.

BUSINESS

General

Fox Chase Bancorp, Inc. (the "Bancorp" or the "Company") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc. ("Old Fox Chase Bancorp"), the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold 8,712,500 shares of common stock at $10.00 per share in a public offering. Concurrent with the completion of the offering, shares of Old Fox Chase Bancorp's common stock owned by public stockholders were exchanged for 1.0692 shares of Bancorp common stock. Additionally, as part of the mutual-to-stock conversion, the Bank's Employee Stock Ownership Plan ("ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this annual report is derived in part from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp and subsidiaries prior to June 29, 2010.

Bancorp's business activities consist of the ownership of the Bank's capital stock, making loans to the ESOP and the management of the offering proceeds it retained. Bancorp does not own or lease any property. Instead, it uses the premises, equipment and other property of the Bank. Accordingly, the information set forth in this annual report, including the consolidated financial statements and related financial data, relates primarily to the Bank. As a savings and loan holding company, Bancorp is subject to the regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. The Bank attracts deposits from the general public and uses those funds to originate one- to four-family real estate, multi-family and commercial real estate, construction, commercial and consumer loans, which the Bank generally holds for investment. Fox Chase Bank also maintains an investment portfolio. The Bank is regulated by the Office of the Comptroller of the Currency and its deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. The Bank is also a member of the Federal Home Loan Bank of Pittsburgh.

The Bank's website address is www.foxchasebank.com. Information on our website should not be considered a part of this annual report.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Stock Market ("Nasdaq") under the trading symbol "FXCB." The following table sets forth the quarterly high and low sales prices of Fox Chase Bancorp's common stock for the two most recently completed fiscal years, as reported by Nasdaq, as well as information regarding cash dividends declared by the Company for the two most recently completed fiscal years. See Item 1, *"Business—Regulation and Supervision—Federal Banking Regulation—Limitation on Capital Distributions"* and note 13 in the notes to the consolidated financial statements for more information relating to restrictions on the Bank's ability to pay dividends to the Company and on the Company's payment of dividends. As of March 1, 2013, the Company had approximately 983 holders of record of common stock.

	High	Low	Dividends Declared Per Common Share
2012:			
Fourth Quarter	$16.65	$15.05	$0.08
Third Quarter	$15.73	$14.35	$0.04
Second Quarter	$14.50	$12.60	$0.04
First Quarter	$13.20	$12.26	$0.04
2011:			
Fourth Quarter	$12.95	$12.09	$0.02
Third Quarter	$13.97	$12.07	$0.02
Second Quarter	$13.89	$13.00	$0.02
First Quarter	$14.01	$11.36	$0.02

Stock Performance Graph

The following graph compares the cumulative total return of the Company common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all SIC). The graph assumes that $100 was invested on December 31, 2007. Prices prior to June 29, 2010 are for Old Fox Chase Bancorp, Inc. and have been adjusted for the 1.0692 exchange ratio applied as part of the mutual-to-stock conversion. Cumulative total return assumes reinvestment of all dividends.



Total Return Performance
Fox Chase Bancorp, Inc.
NASDAQ Composite
SNL Mid-Atlantic Thrift
Index Value
180
160
140
120
100
80
60
40
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	Period Ending					
Index	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
Fox Chase Bancorp, Inc.	100.00	96.49	83.51	111.14	119.20	159.36
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Mid-Atlantic Thrift	100.00	82.87	79.04	90.75	70.02	84.13

SELECTED FINANCIAL DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page F-1 of this annual report. The information at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived in part from the audited consolidated financial statements that appear in this annual report.

	At or For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)				
Financial Condition Data:					
Total assets	$1,088,341	$1,015,863	$1,095,503	$1,173,818	$931,270
Cash and cash equivalents	25,090	7,586	38,314	65,418	3,944
Securities available-for-sale	296,107	248,770	311,303	422,467	294,723
Securities held-to-maturity	28,369	41,074	51,835	—	—
Loans receivable, net	683,865	670,572	642,653	631,296	588,975
Deposits	687,409	676,594	711,763	858,277	608,472
Short-term borrowings	70,500	8,500	—	—	—
Federal Home Loan Bank advances	110,000	88,278	122,800	137,165	146,379
Other borrowed funds	30,000	50,000	50,000	50,000	50,000
Total stockholders' equity	181,465	188,192	205,704	123,634	121,220
Operating Data:					
Interest income	$ 41,834	$ 45,946	$ 49,285	$ 51,398	$ 45,884
Interest expense	10,117	14,495	21,725	27,635	24,061
Net interest income	31,717	31,451	27,560	23,763	21,823
Provision for loan losses	3,478	5,734	6,213	9,052	2,900
Net interest income after provision for loan losses	28,239	25,717	21,347	14,711	18,923
Noninterest income	6,315	3,343	3,889	3,767	1,405
Noninterest expense(2)	27,174	22,069	21,372	20,333	18,948
Income (loss) before income taxes	7,380	6,991	3,864	(1,855)	1,380
Income tax provision (benefit)	2,318	2,212	1,120	(827)	165
Net income (loss)	$ 5,062	$ 4,779	$ 2,744	$ (1,028)	$ 1,215
Per Share Data:					
Earnings (loss) per share, basic(1)	$ 0.44	$ 0.36	$ 0.20	$ (0.07)	$ 0.08
Earnings (loss) per share, diluted(1)	$ 0.43	$ 0.36	$ 0.20	$ (0.07)	$ 0.08

(1) On June 29, 2010, Fox Chase Bancorp converted from the mutual holding company to stock holding company form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

(2) Includes $3.0 million in charges related to the extinguishment of debt in 2012.

	At or For the Year Ended December 31,				
	2012	2011	2010	2009	2008
Performance Ratios:					
Return (loss) on average assets	0.50%	0.45%	0.24%	(0.09)%	0.14%
Return (loss) on average equity	2.74	2.36	1.65	(0.82)	1.00
Interest rate spread(1)	2.83	2.52	1.98	1.75	2.01
Net interest margin(2)	3.21	3.02	2.42	2.16	2.59
Noninterest expense to average assets	2.66	2.07	1.83	1.81	2.18
Efficiency ratio(3)	64.3	63.1	71.1	79.9	82.0
Average interest-earning assets to average interest-bearing liabilities	134.9	133.7	121.7	115.6	119.7
Average equity to average assets	18.12	19.07	14.30	11.11	13.98
Capital Ratios:					
Total equity to total assets	16.67	18.53	18.78	10.53	13.02
Tier 1 capital (to adjusted assets)(4)	12.90	15.30	13.60	8.51	10.70
Tier 1 capital (to risk-weighted assets)(4)	19.45	22.88	22.53	15.41	18.11
Total risk-based capital (to risk-weighted assets)(4)	20.48	23.90	23.76	16.57	19.25
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.61	1.77	1.90	1.65	1.05
Allowance for loan losses as a percent of nonperforming loans	65.23	57.63	46.71	35.73	107.01
Net charge-offs to average outstanding loans during the period	0.66	0.94	0.67	0.75	—
Nonperforming loans as a percent of total loans	2.46	3.07	4.07	4.62	0.98
Nonperforming assets as a percent of total assets	2.36	2.30	2.72	2.87	0.63

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents noninterest expense, excluding valuation adjustments on assets acquired through foreclosure and loss on extinguishment of debt, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, premises and equipment and assets acquired through foreclosure.

(4) Ratios are for Fox Chase Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help readers understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated statements of condition as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012 that appear elsewhere in this annual report.

General Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include residential mortgage loans, multi-family and commercial real estate loans, commercial and industrial loans and, to a lesser extent, construction and consumer loans. We also maintain an investment portfolio consisting primarily of mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of Pittsburgh and commercial banks.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Our net interest income is affected by a variety of factors, including the mix of interest-earning assets and interest-bearing liabilities in our portfolio and changes in levels of interest rates. Growth in net interest income is dependent upon our ability to prudently manage the balance sheet for growth, combined with how successfully we maintain our net interest margin, which is net interest income as a percentage of average interest-earning assets.

A secondary source of income is noninterest income, or other income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from fee income on deposit accounts such as cash management fee income on commercial accounts and service charge income on retail accounts as well as loan fee income from mortgage servicing and lending relationships such as unused line fees and warehouse line satisfaction fees. We also earn income on bank-owned life insurance and receive income from our investment in Philadelphia Mortgage Advisors. In some years, we recognize income from the sale of loans, securities and assets acquired through foreclosure.

Provision for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of probable and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of the allowance may be made for specific impaired loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The noninterest expense we incur in operating our business consists of salaries, benefits and other compensation expenses, occupancy and furniture and equipment expenses, data processing costs, professional fees, marketing expenses, Federal Deposit Insurance Corporation premiums, assets acquired through foreclosure expense (including valuation adjustments) and various other miscellaneous expenses.

Our largest noninterest expense is for salaries, benefits and other compensation, which consists primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans, director and committee fees and other employee benefits, including employer 401(k) plan contributions, employee stock ownership plan allocations and equity incentive awards, such as stock options and shares of restricted stock.

Occupancy expense includes the fixed and variable costs of buildings such as depreciation charges, maintenance, real estate taxes and costs of utilities. Depreciation of premises is computed using the straight-line method based on the useful lives of the related assets, which range from 10 to 39 years for buildings and premises. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

Furniture and equipment expenses, which are the fixed and variable costs of furniture and equipment, consist primarily of depreciation charges, furniture and equipment expenses and maintenance. Depreciation of equipment is computed using the straight-line method based on the useful lives of the related assets, which range from 1 to 7 years for furniture, fixtures and equipment.

Data processing costs include fees paid to our third-party data processing service, software and connectivity providers.

Professional fees include fees paid to our independent auditors, co-sourced internal auditors, attorneys, compensation consultants, loan review specialists and interest rate risk management vendors.

Marketing expense includes expenses for advertisements, promotions and premium items and public relations expenses.

Federal Deposit Insurance Corporation assessments are a specified percentage of total assets less equity, depending on the risk characteristics of the institution. The FDIC implemented changes in its assessment rules in 2011 resulting from the Dodd-Frank Act, which reduced the amount of our assessments.

Assets acquired through foreclosure expense includes declines in the carrying values of other real estate owned ("OREO") after we have acquired a property, changes in the fair value of financial assets acquired through foreclosure and holding costs related to these assets, net of any rental income received.

Loss of extinguishment of debt includes fees paid to terminate borrowings in 2012 prior to their contractual maturities.

Other expenses include expenses for stationary, printing, supplies, telephone, postage, contributions and donations, regulatory assessments, insurance premiums, certain public company expenses and other fees and expenses.

Our Business Strategy

Our goal is to be the leading relationship-based business and consumer bank in the markets we serve by delivering a wide array of financial products and personalized customer service. We believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. Further, by offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate and providing access to senior officers, we can distinguish ourselves from the larger banks operating in our market area. At the same time, our capital base and greater product mix enables us to effectively compete against smaller banks. The following are the key elements of our business strategy:

- **Improve earnings through an emphasis on business banking.** Emphasizing business banking improves our profitability because commercial loans generally produce higher interest rates and the associated commercial business relationships produce higher deposit balances and fee income than consumer relationships. In this regard, we have added personnel to assist us in increasing our commercial business lending. We are also seeking to increase our commercial deposits and our cash management services through our increase in commercial lending.

- **Improve asset quality.** We have sought to maintain our asset quality and moderate credit risk by using conservative underwriting standards. Since 2009, we have tightened our underwriting standards, including reducing loan-to-value ratios, and de-emphasizing certain types of lending, such as construction loans and home equity lending. Further, we have strengthened our oversight of problem assets through the formation of a special assets group in December 2009. The department, which is run by our Chief Operating Officer and consists of other loan and credit administration officers, increases the frequency with which classified and criticized credits are reviewed and aggressively acts to resolve problem assets. Although we intend to continue our efforts to originate commercial real estate and business loans, we intend to manage loan exposures and concentrations through conservative loan underwriting and credit administration standards.

- **Improve our funding mix by focusing on core deposits.** Our strategic focus is to emphasize total relationship banking with our customers to internally fund our loan growth. We believe that a continued focus on customer relationships will increase our level of core deposits (demand, savings and money market accounts). We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. In addition to our retail branch network, we offer on-line banking and a variety of deposit accounts designed for the businesses operating in our market area, including remote capture products, sweep accounts and other cash management products and services.

- **Actively manage our balance sheet.** Recent economic conditions have underscored the importance of a strong balance sheet. We strive to achieve this through managing our interest rate risk and maintaining strong capital levels, loan loss reserves and liquidity. Diversifying our asset mix not only improves our net interest margin but also reduces the exposure of our net interest income and earnings to interest rate risk. We will continue to manage our interest rate risk by diversifying the type and maturity of our assets in our loan and investment portfolios and monitoring the maturities in our deposit portfolio and borrowing facilities. It is possible that existing minimum regulatory capital ratios may be increased by regulatory agencies in response to market and economic conditions.

- **Grow through geographic expansion.** We intend to pursue expansion in our market area in strategic locations that maximize growth opportunities. We believe the previous economic recession and increasing regulatory burden will increase the rate of consolidation in the banking industry. We will look for opportunities to expand through the acquisition of banks or other financial service companies or the acquisition of branches of other financial institutions. We currently do not have any specific plans for any such acquisitions. We will consider those opportunities that will allow us to add complementary products to our existing business or expand our franchise geographically.

- **Continued expense control.** Management continues to focus on the level of noninterest expenses and methods to identify cost savings opportunities, such as reviewing the number of employees, renegotiating key third-party contracts and reducing certain other operating expenses. In this regard, our efficiency ratios were 64.3%, 63.1% and 71.1% for 2012, 2011 and 2010, respectively.

- **Continue to serve as a strong community citizen.** As a community bank operating for approximately 145 years, we are uniquely positioned to understand the financial needs of our local customers. Further, we believe it is the role of a community bank to operate as a good corporate citizen. Towards that end, in 2006, we established the Fox Chase Bank Charitable Foundation and funded it with 144,342 shares of Old Fox Chase Bancorp common stock and $150,000 in cash. The foundation provides grants to non-profit organizations and programs in the communities we serve. We also provide support to organizations with which our employees and customers are involved through our participation in the Neighborhood Commitment Program.

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the portfolio, based upon management's evaluation of the portfolio's collectability. Our methodology for assessing the appropriateness of the allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Loans are deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all proceeds due according to the contractual terms of the loan agreement or when a loan is classified as a troubled debt restructuring. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's obtainable market price or the fair value of the collateral less costs to sell if the loan is collateral dependent. The Company establishes an allowance for loan losses in the amount of the difference between fair value of the impaired loan and the loan's carrying amount.

We establish a general allowance for loans that are not considered impaired to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan type and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors include the size and composition of the loan portfolio, the Company's loss experience by particular segment, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis. These criteria are analyzed and the allowance is developed and maintained at the segment level.

Additional risk is associated with the analysis of the allowance for loan losses as such evaluations are highly subjective, and future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. Such agencies may require the

Company to recognize adjustments to the allowance, based on their judgments at the time of their examination.

For additional discussion, see *"—Risk Management—Analysis and Determination of the Allowance for Loan Losses"* below and the notes to the consolidated financial statements included in this annual report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.

Valuation and Other-Than-Temporary Impairment of Investment Securities. Investment securities are reviewed quarterly to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its current carrying value, management is required to assess whether the decline is other-than-temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the nature of the decline, and the probability, extent and timing of a valuation recovery and our intent to sell the security or if it is more likely than not that the security will be required to be sold before recovery of its amortized cost. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors, or (2) market-related factors, such as required market yields, interest rates or equity market declines. If the decline in the market value of a security is determined to be other-than-temporary, the credit portion of the impairment is written down through earnings and the non-credit portion is an adjustment to other comprehensive income.

Valuation Assets Acquired Through Foreclosure. Assets acquired through foreclosure consist of other real estate owned and financial assets acquired from debtors. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. The fair value of other real estate owned is determined using appraisals obtained from approved independent appraisers or agreements of sale, where applicable. Financial assets acquired from debtors are carried at fair value under the fair value option in accordance with FASB ASC 825 "Financial Instruments". The fair value of financial assets acquired from debtors is determined using valuations obtained from a third party valuation firm who utilizes a discounted cash flow model. Changes in the fair value of assets acquired through foreclosure at future reporting dates or at the time of disposition will result in assets acquired through foreclosure expense or net gain (loss) on sale of assets acquired through foreclosure, respectively.

Balance Sheet Analysis

General. Total assets increased $72.5 million to $1.09 billion at December 31, 2012 from $1.02 billion at December 31, 2011. The increase was driven primarily by increases in investment and mortgage related securities of $34.6 million, cash and cash equivalents of $17.5 million and loans receivable of $13.3 million. Total liabilities increased $79.2 million primarily due to increases in short-term borrowings of $62.0 million, FHLB advances of $21.7 million and deposits of $10.8 million offset by a decrease in other borrowed funds of $20.0 million. Total stockholders' equity decreased $6.7 million primarily due to the repurchase of $9.9 million, or 724,700 shares of Company common stock, the payment of $2.4 million in dividends and a $2.0 million decrease in other comprehensive income, offset by net income of $5.1 million.

Loans. The largest segment of our loan portfolio is multi-family and commercial real estate loans. At December 31, 2012, these loans totaled $368.9 million and represented 53.1% of total loans compared to $313.1 million, or 45.9% of total loans, at December 31, 2011 and $249.3 million, or 38.1% of total loans, at December 31, 2010. The continued increases in 2012 and 2011 reflect the success of our commercial lenders and the opening of three new offices in 2006 and 2007. Fox Chase Bank expects to continue to emphasize this type of lending for the foreseeable future.

One- to four-family residential loans totaled $158.8 million, or 22.9% of total loans, at December 31, 2012 compared to $198.7 million, or 29.1% of total loans, at December 31, 2011 and $238.6 million, or 36.4% of total loans at December 31, 2010. The decreases in 2012 and 2011 were due to reduced loan originations as a result of management's reluctance to place low-rate long-term one- to four-family residential loans on the Company's balance sheet. Fox Chase Bank has not originated subprime loans in its loan portfolio. Given the recent uncertain economic environment, relatively low interest rates and increased consumer compliance costs, Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

Commercial and industrial loans totaled $113.8 million, or 16.4% of total loans, at December 31, 2012 compared to $107.8 million, or 15.8% of total loans, at December 31, 2011 and $80.6 million, or 12.3% of total loans, at December 31, 2010. The increases in 2012 and 2011 reflect the hiring of a middle market lending team in 2009. Fox Chase Bank expects to continue emphasis on this type of lending for the foreseeable future.

Construction loans totaled $22.6 million, or 3.2% of total loans, at December 31, 2012 compared to $18.2 million, or 2.7% of total loans, at December 31, 2011 and $31.2 million, or 4.8% of total loans, at December 31, 2010. The $8.6 million decrease from 2010 to 2012 was due to reduced origination efforts during 2010, 2011 and 2012 as a result of the riskier nature of construction loans and decreases in real estate values in certain parts of the Bank's lending area. The $4.4 million increase from 2011 to 2012 was primarily due to a modest increase in construction loan activity in 2012. The $13.0 million decrease from 2010 to 2011 was due to Fox Chase Bank not underwriting any significant new construction loans in 2011.

Consumer loans totaled $30.6 million, or 4.4% of total loans, at December 31, 2012 compared to $44.7 million, or 6.5% of total loans, at December 31, 2011 and $55.2 million, or 8.4% of total loans, at December 31, 2010. The decreases in consumer loans during 2012 and 2011 were due to Fox Chase Bank de-emphasizing certain forms of consumer lending, particularly home equity lending, as a result of the decrease in real estate values in certain parts of its lending area. Given the current uncertain economic environment and increased consumer compliance costs, Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$158,828	22.9%	$198,669	29.1%	$238,612	36.4%	$268,535	41.8%	$260,833	43.8%
Multi-family and commercial	368,948	53.1	313,060	45.9	249,262	38.1	220,381	34.3	165,461	27.9
Construction	22,591	3.2	18,243	2.7	31,190	4.8	40,799	6.4	65,002	10.9
Total real estate loans	550,367	79.2	529,972	77.7	519,064	79.3	529,715	82.5	491,296	82.6
Consumer loans	30,585	4.4	44,667	6.5	55,169	8.4	69,362	10.8	76,086	12.8
Commercial and industrial loans	113,820	16.4	107,781	15.8	80,645	12.3	42,791	6.7	27,474	4.6
Total loans	694,772	100.0%	682,420	100.0%	654,878	100.0%	641,868	100.0%	594,856	100.0%
Less:										
Deferred loan origination costs (fees), net	263		227		218		33		379	
Allowance for loan losses	(11,170)		(12,075)		(12,443)		(10,605)		(6,260)	
Net loans	$683,865		$670,572		$642,653		$631,296		$588,975	

Loan Maturity

The following tables set forth certain information at December 31, 2012 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	At December 31, 2012					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total Loans
	(In thousands)					
Amounts due in:						
One year or less	$ 169	$ 57,570	$21,125	$ 2,142	$ 40,857	$121,863
More than one year to two years	253	21,255	1,466	471	26,946	50,391
More than two years to three years	81	19,466	—	561	22,980	43,088
More than three years to five years	13,093	82,916	—	3,528	21,966	121,503
More than five years to ten years	9,822	145,406	—	11,585	1,071	167,884
More than ten years to fifteen years	8,549	5,226	—	3,113	—	16,888
More than fifteen years	126,861	37,109	—	9,185	—	173,155
Total	$158,828	$368,948	$22,591	$30,585	$113,820	$694,772

The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2012 that are due after December 31, 2013 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude deferred loan fees, net.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$150,884	$ 7,775	$158,659
Multi-family and commercial	214,533	96,845	311,378
Construction	—	1,466	1,466
Consumer loans	17,729	10,714	28,443
Commercial and industrial loans	19,391	53,572	72,963
Total	$402,537	$170,372	$572,909

Securities. Our securities portfolio consists primarily of agency residential mortgage related securities, and, to a lesser extent, private label commercial mortgage securities obligations of U.S. government agencies and investment grade corporate securities. The amortized cost of total securities increased $37.8 million, or 13.5%, during 2012. Purchases in 2012 consisted of agency residential mortgage related securities totaling $217.9 million and two corporate securities in the amount of $5.3 million. These purchases were offset by principal repayments of $84.0 million, the sale of $82.3 million of residential agency mortgage related securities, the sale of US government agencies of $6.1 million, the sale of the private label residential mortgage related securities of $157,000, the redemption of $7.9 million in corporate securities and the call of $1.9 million of state and municipal securities. All securities purchased during the year ended December 31, 2012 were classified as available-for-sale.

The amortized cost of securities decreased $73.3 million, or 20.2%, in 2011. Purchases in 2011 consisted of agency residential mortgage related securities totaling $35.0 million. These purchases were offset by maturities, calls, and principal repayments of $85.4 million, the sale of $13.0 million of residential agency mortgage related securities, the redemption of $3.5 million in corporate securities, and the call of $5.4 million of state and municipal securities. All securities purchased during the year ended December 31, 2011 were classified as available-for-sale.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated. All of our securities were classified as available-for-sale at the dates indicated.

	At December 31,					
	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale:						
Obligations of U.S. government agencies	$ 300	$ 314	$ 6,424	$ 6,514	$ 6,489	$ 6,521
State and political subdivisions	—	—	1,865	1,873	7,240	7,279
Corporate securities	12,207	12,177	15,007	14,719	18,674	18,871
	12,507	12,491	23,296	23,106	32,403	32,671
Private label residential mortgage related securities	—	—	164	122	559	166
Private label commercial mortgage related security	6,119	6,197	8,799	8,906	11,385	11,767
Agency residential mortgage related securities	270,461	277,419	206,285	216,636	256,796	266,699
Total mortgage related securities	276,580	283,616	215,248	225,664	268,740	278,632
Total available-for-sale securities	$289,087	$296,107	$238,544	$248,770	$301,143	$311,303
Held to Maturity:						
Agency residential mortgage related securities	$ 28,369	$ 29,451	$ 41,074	$ 41,758	$ 51,835	$ 50,817
Total mortgage related securities	28,369	29,451	41,074	41,758	51,835	50,817
Total securities	$317,456	$325,558	$279,618	$290,528	$352,978	$362,120

At December 31, 2012, we had no investments in a single issuer (other than state or U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity.

During the year ended December 31, 2012, the Company sold (1) agency residential mortgage related securities with an amortized cost of $82.3 million and recognized gross gains of $3.3 million, (2) a private label residential mortgage related security with an amortized cost of $157,000 and recognized a loss of $87,000 and (3) two obligations of U.S. government agencies with an amortized cost of $6.1 million and recognized a gain of $64,000.

As of December 31, 2012, the Company held three private label commercial mortgage backed securities ("CMBS") with an amortized cost of $6.1 million. These securities had a net unrealized gain of $78,000 at December 31, 2012 and all individual securities were held at an unrealized gain. As of December 31, 2011, the Company held three private label CMBS with an amortized cost of $8.8 million. These securities had a net unrealized gain of $107,000 at December 31, 2011 and all individual securities were held at an unrealized gain. During 2011, one security paid off in full.

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in an amount at least equal to 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh has indicated it would only redeem from any member the lesser of the amount of the member's excess capital stock or 5% of the member's total capital stock. The FHLB also indicated that it may increase its individual member stock investment requirements. As of December 31, 2012, the Company's minimum stock obligation was $7.9 million and a maximum stock obligation was $12.6 million. The Company held $8.1 million in FHLB stock at that date. The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and did not pay a dividend through December 31, 2011. Beginning in the first quarter of 2012, the FHLB of Pittsburgh reinstated its quarterly dividend.

See Note 2 to the consolidated financial statements for a schedule of gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2012. Weighted average yields on tax-exempt loans and securities are not presented on a tax equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More Than 1 Year to 5 Years		More Than 5 Years to 10 Years		More Than 10 Years		Total	
	Fair Value	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**
Available for Sale:										
Obligations of U.S. government agencies	$ —	—%	$ 314	2.26%	$ —	—%	$ —	—%	$ 314	2.26%
State and political subdivisions	—	—	—	—	—	—	—	—	—	—
Corporate securities	2,032	3.00	10,145	1.81	—	—	—	—	12,177	2.01
	2,032		10,459		—		—		12,491	
Private label commercial mortgage related security	—	—	—	—	—	—	6,197	5.45	6,197	5.45
Agency residential mortgage related securities	6	5.01	184	5.07	21,539	3.17	255,690	1.97	277,419	2.07
Total mortgage related securities	$ 6		$ 184		$21,539		$261,887		$283,616	
Held to Maturity:										
Agency residential mortgage related securities	$ —	—	$ —	—	$16,516	1.46	$ 12,935	2.05	$ 29,451	1.72
Total mortgage related securities	—		—		16,516		12,935		29,451	
Total securities	$2,038		$10,643		$38,055		$274,822		$325,558	

Real Estate Held for Investment. Fox Chase Bank had real estate held for investment of $1.6 million at December 31, 2012 and 2011, which represented undeveloped land located in Absecon, New Jersey. During 2011, the Company obtained an updated appraisal and recorded an additional impairment loss of $110,000. No additional impairment was identified during 2012.

In accordance with regulatory guidelines, because this real estate held for investment was not sold or placed in service by June 2011 (eight years from acquisition), for regulatory reporting purposes, the full amount of this asset is recorded as a reduction of regulatory capital at December 31, 2012 and December 31, 2011.

Cash and Cash Equivalents. Our primary source of short-term liquidity is comprised of branch working cash, a reserve requirement account at the Federal Reserve, an account at the Federal Home Loan Bank of Pittsburgh and money market accounts. Cash and cash equivalents increased $17.5 million during 2012, primarily as a result of increased short-term borrowings as of December 31, 2012.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing NOW accounts, money market accounts, savings accounts, brokered deposits and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market areas. Deposits increased $10.8 million, or 1.6%, for 2012 primarily as a result of an increase in noninterest bearing deposits of $23.8 million, an increase in NOW accounts of $24.2 million, an increase in savings and club accounts of $18.3 million and an increase in brokered deposits of $40.5 million, offset by decreases in money market accounts of $30.3 million and certificates of deposit of $65.7 million. The increase in noninterest-bearing deposits was primarily driven by the Company's continued focus on commercial business customers. The increase in NOW accounts and savings and club accounts was primarily driven by new products introduced in 2011 and 2012. The increase in brokered deposits is driven by the Company's desire to access this type of low-cost deposit funding. The decreases in money market accounts and certificate of deposits was primarily due to the Company not offering any promotional rates in 2012.

Deposits decreased $35.2 million, or 4.9%, for 2011 primarily as a result of a decrease in higher-rate certificates of deposits of $68.7 million and a decrease in money market accounts of $21.2 million offset by an increase in NOW accounts of $5.4 million, an increase of $13.4 million in noninterest-bearing demand accounts, an increase of $25.8 million in savings and club accounts and an increase of $10.2 million in brokered deposits. The decrease in certificates of deposits and money market accounts was the result of the Company's decision to reduce higher rate deposits while targeting certain customers for retention. These customers include those with either previous relationships or those who reside within close proximity to our branches. During 2011, the Company had $25.8 million of promotional certificates of deposit mature at an average rate of 3.50%. Of this promotion, approximately $3.9 million were retained. The increase in noninterest-bearing demand accounts was a result of continued efforts to increase commercial deposit relationships through the efforts of our commercial lending and cash management teams.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2012		2011		2010	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Noninterest-bearing demand accounts	$108,176	—%	$ 84,374	—%	$ 70,990	—%
NOW accounts	70,199	0.22	45,948	0.39	40,505	0.30
Money market accounts	97,318	0.19	127,667	0.38	148,904	0.47
Savings and club accounts	99,046	0.14	80,740	0.29	54,921	0.05
Brokered deposits	50,637	0.36	10,162	0.53	—	—
Certificates of deposit	262,033	1.59	327,703	2.03	396,443	2.44
Total	$687,409	0.70%	$676,594	1.12%	$711,763	1.48%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000. Brokered deposits in the amount of $50.6 million at December 31, 2012 are not included in total jumbo certificates of deposit.

Maturity Period at December 31, 2012	Jumbo Certificates of Deposit
	(In thousands)
Three months or less	$ 7,638
Over three through six months	6,424
Over six through twelve months	17,414
Over twelve months	31,027
Total	$62,503

The following table sets forth the time deposits, including brokered deposits in 2012 and 2011, classified by rates at the dates indicated.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
0.00 - 1.00%	$191,709	$106,920	$ 82,723
1.01 - 2.00%	41,235	82,779	88,537
2.01 - 3.00%	32,104	75,808	89,887
3.01 - 4.00%	24,297	33,827	66,566
4.01 - 5.00%	23,176	38,381	49,258
5.01 - 6.00%	149	150	19,472
6.01 - greater	—	—	—
Total	$312,670	$337,865	$396,443

The following table sets forth the amount and maturities of time deposits, including brokered deposits, classified by rates at December 31, 2012.

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)					
0.00 - 1.00%	$149,251	$22,623	$14,081	$ 5,754	$191,709	61.31%
1.01 - 2.00%	14,804	16,544	4,389	5,498	41,235	13.19
2.01 - 3.00%	9,291	5,407	7,478	9,928	32,104	10.27
3.01 - 4.00%	5,462	15,709	944	2,182	24,297	7.77
4.01 - 5.00%	11,413	8,888	2,290	585	23,176	7.41
5.01 - 6.00%	—	149	—	—	149	0.05
6.01 - greater	—	—	—	—	—	—
Total	$190,221	$69,320	$29,182	$23,947	$312,670	100.00

The following table sets forth time deposit activity for the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Beginning balance	$337,865	$396,443	$ 524,026
Decrease before interest credited	(31,542)	(66,363)	(141,237)
Interest credited	6,347	7,785	13,654
Net decrease in time deposits	(25,195)	(58,578)	(127,583)
Ending balance	$312,670	$337,865	$ 396,443

Borrowings. During 2012, the Company obtained four additional term Federal Home Loan Bank advances totaling $60.0 million. During 2012, the Company terminated $36.3 million of Federal Home Loan Bank advances at a pre-tax cost of $1.5 million. Additionally, during 2012, the Company terminated $20.0 million of other long-term borrowings at a pre-tax cost of $1.5 million. During 2012, the Company made scheduled principal payments of $2.0 million on other borrowed funds. As of December 31, 2012, Fox Chase Bank had outstanding borrowings of $110.0 million with the Federal Home Loan Bank and $30.0 million with another commercial bank.

Fox Chase Bank did not obtain additional long-term borrowings in 2011 from either the Federal Home Loan Bank or other lenders. The Bank had a $30.0 million Federal Home Loan Bank advance that matured in August 2011 as well as two Federal Home Loan Bank advances which amortized $4.5 million of principal during 2011. As of December 31, 2011, Fox Chase Bank had outstanding borrowings of $88.3 million with the Federal Home Loan Bank and $50.0 million with other commercial banks.

As of December 31, 2012 and December 31, 2011, the Company had $70.5 million and $8.5 million, respectively, of short-term borrowings. The short-term borrowings at December 31, 2012 and 2011 had a blended rate of 0.30% and 0.25%, respectively. Short-term borrowings consist of overnight and term borrowings with an original maturity less than one year. Short-term borrowings are obtained from commercial banks, participants in the Federal Funds market and the FHLB.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$210,500	$196,429	$186,807
Average advances outstanding during the period	137,279	162,419	175,963
Weighted average interest rate during the period	2.75%	3.54%	3.66%
Balance outstanding at end of period	210,500	146,778	172,800
Weighted average interest rate at end of period	1.51%	3.23%	3.67%

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010

Overview.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net income	$5,062	$4,779	$2,744
Basic earnings per share	$ 0.44	$ 0.36	$ 0.20
Diluted earnings per share	0.43	0.36	0.20
Return on average assets	0.50%	0.45%	0.24%
Return on average equity	2.74	2.36	1.65
Average equity to average assets	18.12	19.07	14.30

2012 vs. 2011. Net income increased $283,000 for 2012 compared to 2011. The 2012 results included an increase in net interest income of $266,000, a reduction of $2.3 million in the provision for loan losses, an increase of $3.0 million in noninterest income, an increase of $5.1 million in noninterest expense and an increase in tax provision of $106,000.

2011 vs. 2010. Net income increased $2.0 million for 2011 compared to 2010. The 2011 results included an increase in net interest income of $3.9 million, a reduction of $479,000 in the provision for loan losses, a decrease of $546,000 in noninterest income, an increase of $697,000 in noninterest expense and an increase in tax provision of $1.1 million.

Net Interest Income.

2012 vs. 2011. Net interest income increased $266,000, or 0.8%, for 2012. The net interest margin was 3.21% for 2012 compared to 3.02% for 2011. The increase in net interest income was primarily attributable to a decrease in the average balance and costs of interest bearing liabilities as well as increases in noninterest-bearing deposits, offset by a decrease in the yield on interest-earning assets.

Total interest income decreased $4.1 million, or 8.9%, to $41.8 million for 2012, due primarily to a $2.2 million, or 22.2%, decrease in interest on mortgage related securities, a decrease in interest and fees on loans of $1.6 million, or 4.4%, a decrease in interest on taxable investment securities available-for-sale of $180,000, or 36.9%, a decrease in interest on nontaxable investment securities available-for-sale of $150,000, or 81.5% and a decrease in other interest income of $63,000, or 88.7%. Interest income on mortgage related securities decreased due to a reduction in the average balance of $26.0 million and a 47 basis point reduction in yield. Interest income on loans decreased due to a reduction of 33 basis points in yield offset by an increase $17.2 million in the average balance of total loans. Interest income on taxable investment securities available-for-sale decreased primarily due to a decrease in the average balance of $10.6 million. Interest income on nontaxable investment securities available-for-sale decreased $150,000 primarily due to a decrease in the average balance of $3.3 million. Other interest income decreased $63,000 to $8,000 from $71,000 primarily due to a decrease in the average balance of interest-earning demand deposits of $24.3 million and a 12 basis point reduction in yield.

Total interest expense decreased $4.4 million, or 30.2%, to $10.1 million for 2012, due primarily to a $2.3 million decrease in interest expense on deposits, a $1.7 million decrease in interest expense on Federal Home Loan Bank advances and a $384,000 decrease in interest expense on other long-term borrowed funds. The decreased deposit expense was due to a decrease of $15.5 million in the average outstanding balance on total interest-bearing deposit accounts and a 36 basis point decrease in the average rate paid on deposits, primarily due to the lower interest rate environment as well as the re-pricing of promotional rate certificates of deposits and the utilization of lower-cost brokered deposits. Interest expense on Federal Home Loan Bank advances decreased primarily due to a decrease in average borrowings of $28.1 million and a decrease in the average rate paid of 76 basis points. Interest expense on other borrowed funds decreased primarily due to a decrease in average borrowings of $10.6 million.

The increase in net interest income includes the benefits of approximately $700,000 related to the Company's balance sheet restructuring during the second quarter of 2012. As part of the restructuring, the Company terminated $56.3 million in long-term borrowings, with an effective rate of 3.50%. The Company funded these terminations with brokered deposits with a weighted average duration of 0.9 years and a weighted average rate of 0.45%. Additionally, the Company sold investment securities totaling $72.9 million with a book yield of 2.11% and purchased investment securities totaling $74.3 million with a book yield of 1.63%.

2011 vs. 2010. Net interest income increased $3.9 million, or 14.1%, for 2011. The net interest margin was 3.02% for 2011 compared to 2.42% for 2010. The increase in net interest income was primarily attributable to a decrease in the average balance and cost of certificates of deposit, as well as increases in average stockholders' equity and noninterest-bearing deposits.

Total interest income decreased $3.3 million, or 6.8%, to $45.9 million for 2011, due primarily to a $2.1 million, or 17.7%, decrease in interest on mortgage related securities, a decrease in interest and fees on loans of $892,000, or 2.5%, a decrease in other interest income of $215,000, or 75.2%, and a decrease in nontaxable investment securities available-for-sale of $150,000, or 44.9%. Interest income on mortgage related securities decreased due to a reduction in the average balance of $39.5 million. Interest income on loans decreased due to a reduction of 10 basis points in yield and a reduction of $5.6 million in the average balance of total loans. Other interest income decreased $215,000 to $71,000 from $286,000 primarily due to a decrease in the average balance of interest-earning demand deposits of $50.4 million. Interest income on nontaxable investment securities available-for-sale decreased $150,000 primarily due to a decrease in the average balance of $4.3 million.

Total interest expense decreased $7.2 million, or 33.3%, to $14.5 million for 2011, due primarily to a $6.5 million decrease in interest expense on deposits and a $704,000 decrease in interest expense on Federal Home Loan Bank advances. The decreased deposit expense was due to a decrease of $142.4 million in the average outstanding balance on total interest-bearing deposit accounts and a 60 basis point decrease in the average rate paid on deposits, primarily due to the lower interest rate environment as well as the repricing of promotional rate certificates of deposit which were obtained in 2009. Interest expense on Federal Home Loan Bank advances decreased primarily due to a decrease in average borrowings of $15.8 million.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Years Ended December 31,								
	2012			2011			2010		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Interest-earning demand deposits	$ 7,569	$ 8	0.10%	$ 31,894	$ 71	0.22%	$ 82,257	$ 286	0.35%
Mortgage-related securities									
Available-for-sale	255,688	7,017	2.74%	268,977	8,989	3.34%	348,208	11,727	3.37%
Held-to-maturity	35,120	589	1.68%	47,803	786	1.65%	8,025	147	1.83%
Total mortgage-related securities	290,808	7,606	2.62%	316,780	9,775	3.09%	356,233	11,874	3.33%
Taxable securities	21,220	308	1.45%	31,818	488	1.53%	28,197	471	1.67%
Nontaxable securities	738	34	4.65%	4,043	184	4.55%	8,318	334	4.01%
Loans:									
Residential loans	178,316	8,704	4.88%	220,418	10,976	4.98%	262,028	13,633	5.20%
Commercial loans	450,135	23,472	5.21%	379,693	21,504	5.59%	330,651	18,913	5.64%
Consumer loans	39,312	1,702	4.33%	50,501	2,948	5.84%	63,488	3,774	5.94%
Total Loans	667,763	33,878	5.07%	650,612	35,428	5.40%	656,167	36,320	5.50%
Allowance for loan losses	(11,781)			(12,895)			(11,415)		
Net loans	655,982	33,878		637,717	35,428		644,752	36,320	
Total interest-earning assets	976,317	41,834	4.23%	1,022,252	45,946	4.41%	1,119,757	49,285	4.33%
Noninterest-earning assets	43,923			41,466			46,932		
Total assets	$1,020,240			$1,063,718			$1,166,689		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit accounts	$ 164,364	573	0.35%	$ 174,681	739	0.42%	$ 214,111	1,504	0.70%
Savings accounts	94,783	253	0.27%	67,688	148	0.22%	53,975	45	0.08%
Brokered deposits	36,553	194	0.53%	1,802	13	0.73%	—	—	0.00%
Certificates of deposit	290,722	5,327	1.83%	357,792	7,772	2.17%	476,258	13,654	2.87%
Total interest-bearing deposits	586,422	6,347	1.08%	601,963	8,672	1.44%	744,344	15,203	2.04%
Short-term borrowings	15,851	38	0.24%	2,239	5	0.23%	—	—	0.00%
FHLB advances	82,039	2,383	2.90%	110,180	4,085	3.66%	125,963	4,789	3.75%
Other borrowed funds	39,389	1,349	3.42%	50,000	1,733	3.42%	50,000	1,733	3.42%
Total borrowings	137,279	3,770	2.75%	162,419	5,823	3.54%	175,963	6,522	3.66%
Total interest-bearing liabilities	723,701	10,117	1.40%	764,382	14,495	1.89%	920,307	21,725	2.35%
Noninterest-bearing deposits	107,143			90,460			70,256		
Other noninterest-bearing liabilities	4,503			6,001			9,341		
Total liabilities	835,347			860,843			999,904		
Stockholders' equity	178,687			195,683			158,633		
Accumulated comprehensive income	6,206			7,192			8,152		
Total stockholder's equity	184,893			202,875			166,785		
Total liabilities and stockholders' equity	$1,020,240			$1,063,718			$1,166,689		
Net interest income		$31,717			$31,451			$27,560	
Interest rate spread			2.83%			2.52%			1.98%
Net interest margin			3.21%			3.02%			2.42%
Average interest-earning assets to average interest-bearing liabilities			134.91%			133.74%			121.67%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011			Year Ended December 31, 2011 Compared to Year Ended December 31, 2010		
	Increase (Decrease) Due To			Increase (Decrease) Due To		
	Rate	Volume	Net	Rate	Volume	Net
Interest and dividend income:						
Interest-earning demand deposits	$ (9)	$ (54)	$ (63)	$ (40)	$ (175)	$ (215)
Mortgage-related securities						
Available for sale	(1,528)	(444)	(1,972)	(69)	(2,669)	(2,738)
Held to maturity	11	(208)	(197)	(91)	730	639
Taxable securities	(18)	(162)	(180)	(43)	60	17
Nontaxable securities	1	(151)	(150)	22	(172)	(150)
Loans:						
Residential loans	(176)	(2,096)	(2,272)	(493)	(2,164)	(2,657)
Commercial loans	(2,021)	3,989	1,968	(214)	2,805	2,591
Consumer loans	(593)	(653)	(1,246)	(54)	(772)	(826)
Total Loans	(2,790)	1,240	(1,550)	(761)	(131)	(892)
Total interest-earning assets	(4,333)	221	(4,112)	(982)	(2,357)	(3,339)
Interest Expense:						
NOW and money market deposit accounts	(122)	(44)	(166)	(488)	(277)	(765)
Savings accounts	46	59	105	93	10	103
Brokered deposits	(72)	253	181	—	13	13
Certificates of deposit	(988)	(1,457)	(2,445)	(2,486)	(3,396)	(5,882)
Total interest-bearing deposits	(1,136)	(1,189)	(2,325)	(2,881)	(3,650)	(6,531)
Short-term borrowings	2	31	33	—	5	5
FHLB advances	(660)	(1,042)	(1,702)	(103)	(601)	(704)
Other borrowed funds	(16)	(368)	(384)	—	—	—
Total borrowings	(674)	(1,379)	(2,053)	(103)	(596)	(699)
Total interest-bearing liabilities	(1,810)	(2,568)	(4,378)	(2,984)	(4,246)	(7,230)
Net change in net interest income	$(2,523)	$ 2,789	$ 266	$ 2,002	$ 1,889	$ 3,891

Provision for Loan Losses.

2012 vs. 2011. Fox Chase Bancorp recorded a provision for loan losses of $3.5 million in 2012 compared to $5.7 million in 2011. The $3.5 million provision was primarily a result of net charge-offs of $4.4 million of which $1.9 million related to the consumer loan portfolio, $1.4 million related to the residential mortgage portfolio and $1.1 million related to the commercial and construction loan portfolios. Additionally, the decreased provision was a result of a decrease in classified and criticized assets.

2011 vs. 2010. Fox Chase Bancorp recorded a provision for loan losses of $5.7 million in 2011 compared to $6.2 million in 2010. The $5.7 million provision was primarily a result of net charge-offs of $6.1 million of which $5.1 million related to the commercial loan portfolio, $554,000 related to the residential mortgage portfolio and $431,000 related to the consumer loan portfolio. Additionally, the decreased provision was a result of a decrease in nonperforming loans and classified and criticized assets.

An analysis of the changes in the allowance for loan losses is presented under "*—Risk Management—Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. The following table shows the components of noninterest income for 2012, 2011 and 2010.

	Year Ended December 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2012/2011		2011/2010	
	(In thousands)						
Service charges and other fee income	$1,597	$1,630	$1,132	(33)	(2.0)%	498	44.0%
Net gain on sale of premises and equipment	—	—	6	—	—	(6)	—
Net gain on sale of assets acquired through foreclosure	135	250	44	(115)	(46.0)	206	468.2
Impairment loss on real estate held for investment	—	(110)	—	110	(100.0)	(110)	(100.0)
Income on bank-owned life insurance	471	468	471	3	0.6	(3)	(0.6)
Equity in earnings of affiliates	690	245	166	445	181.6	79	47.6
Other	130	130	107	—	—	23	21.5
Total other-than-temporary impairment loss	—	(407)	—	407	(100.0)	(407)	(100.0)
Less: Portion of loss recognized in other comprehensive income (before taxes)	—	46	—	(46)	(100.0)	46	100.0
Net other-than-temporary impairment loss	—	(361)	—	361	(100.0)	(361)	(100.0)
Net gain on sale of investment securities	3,292	1,091	1,963	2,201	201.7	(872)	(44.4)
Net investment securities gains	3,292	730	1,963	2,562	351.0	(1,233)	(62.8)
Total Noninterest Income	$6,315	$3,343	$3,889	$2,972	88.9%	$ (546)	(14.0)%

2012 vs. 2011. Noninterest income increased $3.0 million in 2012. Service charges and other fee income decreased $33,000, primarily due to decreases in loan related fees of $66,000 offset by an increase in deposit related fees of $33,000. There was no net other-than-temporary impairment loss or impairment loss on real estate held for investment during 2012, compared to $361,000 and $110,000, respectively, for 2011. Net gain on sale of investment securities was $3.3 million, compared to $1.1 million in 2011. Equity in earnings of affiliate increased $445,000 due to increased income from the Company's investment in Philadelphia Mortgage Advisors as a result of higher mortgage loan volume.

Net gain on sale of assets acquired through foreclosure was $135,000 in 2012 compared to $250,000 in 2011.

2011 vs. 2010. Noninterest income decreased $546,000 for 2011. The decrease for 2011 was primarily due to a decrease in net investment gains of $1.2 million as the Company recorded a net other-than-temporary impairment loss of $361,000 which was offset by the gain on sale of securities of $1.1 million compared to a gain on sale of securities of $2.0 million and no net other-than-temporary impairment loss in 2010. In addition, the Company recorded an impairment loss on real estate held for investment of $110,000 in 2011 compared to no impairment loss in 2010. These decreases were offset by an increase in service charges and other fee income of $498,000 as a result of an increase of $377,000 in loan fee income to $627,000 from $250,000 in 2010 and an increase of $121,000 in deposit related fee income to $1.0 million from $882,000 in 2010. Loan fee income increased primarily due to an increase in commercial fee income, including unused lines and letters of credit and international banking transaction fees. Deposit related fees increased primarily as cash management fees increased $154,000 offset by decreases in other deposit related fees. Net gain on other real estate owned increased by $206,000 as the Company sold two properties during the year. Other income increased $102,000 primarily as a result of an increase of $79,000 of income earned on the Company's investment in Philadelphia Mortgage Advisors and an increase of $16,000 in merchant processing fees.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for 2012, 2011 and 2010.

	Year Ended December 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2012/2011		2011/2010	
	(In thousands)						
Salaries, benefits and other compensation	$13,540	$12,761	$12,128	$ 779	6.1%	$ 633	5.2%
Occupancy expense	1,702	1,845	1,822	(143)	(7.8)	23	1.3
Furniture and equipment expense	537	442	454	95	21.5	(12)	(2.6)
Data processing costs	1,797	1,719	1,662	78	4.5	57	3.4
Professional fees	1,706	1,720	1,374	(14)	(0.8)	346	25.2
Marketing expense	270	356	291	(86)	(24.2)	65	22.3
FDIC premiums	773	870	1,401	(97)	(11.1)	(531)	(37.9)
Assets acquired through foreclosure expense	2,143	762	543	1,381	181.2	219	40.3
Loss on extinguishment of debt	3,018	—	—	3,018	100.0	—	—
Other	1,688	1,594	1,697	94	5.9	(103)	(6.1)
Total Noninterest Expense	$27,174	$22,069	$21,372	$5,105	23.1%	$ 697	3.3%

2012 vs. 2011. In 2012, noninterest expense increased $5.1 million, or 23.1%. Salaries, benefits and other compensation increased $779,000, primarily as a result of increased staffing, annual merit increases and higher employee stock ownership plan costs due to our higher stock price. Furniture and equipment expense increased $95,000 primarily due to increased depreciation expense associated with technology investments. Occupancy expense decreased $143,000 due to decreased building maintenance expense and a reduction in rent expense. Assets acquired through foreclosure expense increased $1.4 million, primarily due to an increase in valuation adjustments of $1.3 million. Loss on extinguishment of debt was $3.0 million in conjunction with the Company's balance sheet restructuring during the quarter ended June 30, 2012.

2011 vs. 2010. In 2011, noninterest expense increased $697,000, or 3.3%. Salaries, benefits and compensation increased $633,000 for the year ended December 31, 2011 due to higher salary expense from annual merit increases, higher incentive compensation accruals and incremental ESOP costs as the Company increased the benefits for employees in conjunction with the mutual-to-stock conversion that was completed in the second quarter of 2010. Professional fees increased by $346,000 for the year ended December 31, 2011 primarily due to incremental legal costs associated with nonperforming assets. Assets acquired through foreclosure expense increased $219,000 due to write-downs of properties throughout the year. FDIC premiums decreased $531,000 due to a reduction in the regular assessment rate on April 1, 2011 as well as a reduction in the Company's total deposits and total assets. Other expense decreased $103,000 primarily due to decreases in fraud losses on checking accounts compared to 2010, as well as decreased telephone, postage and stationary and supplies as the Company continues to reduce costs.

Income Taxes.

2012 vs. 2011. Income tax expense for 2012 was $2.3 million compared to $2.2 million for 2011. The increase in 2012 was primarily due to a $389,000 increase in pre-tax income. The effective tax rate for 2012 and 2011 was 31.4% and 31.6%, respectively.

2011 vs. 2010. Income tax expense for 2011 was $2.2 million compared to $1.1 million for 2010. The increase in 2011 was primarily due to a $3.1 million increase in pre-tax income. The effective tax rate for 2011 and 2010 was 31.6% and 29.0%, respectively.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. In the normal course of its business, the Company encounters two significant types of risk: economic risk and regulatory risk.

There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, from its interest-earning assets. The Company's primary credit risk is the risk of defaults in the Company's loan portfolio that result from borrowers' inability or unwillingness to make contractually required payments. The Company also has credit risk related to the risk of defaults in its investment securities portfolio. The ability of the Company to realize the full value of its investment securities upon maturity or sale depends on several factors, including the cash flows, credit enhancements and underlying structures of the individual investment securities. Market risk reflects changes in the value of the collateral underlying loans, the valuation of assets acquired through foreclosure and the valuation of loans held for sale, securities, mortgage servicing assets and other investments.

The Company is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies that may subject them to further changes with respect to asset valuations and classifications, amounts required for the allowance for loan losses and operating restrictions resulting from the regulators' judgment based on information available to them at the time of their examination.

Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our Special Assets Group, which is run by our Chief Operating Officer and consists of three other loan and credit administration officers, is responsible for oversight of problem assets and increases the frequency with which criticized and classified credits are reviewed and aggressively acts to resolve problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is generated and sent to the borrower. A second notice is sent and phone calls are made ten days later. If payment is not received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 45th day of delinquency for a loan on a Pennsylvania property or the 60th day of delinquency for a loan on a New Jersey property, a notice is sent to the borrower advising them that they have a specified period of time to cure their default before legal action begins. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we typically commence foreclosure or other legal proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at or subsequent to foreclosure. We also may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors or a committee of the Board monthly regarding the status of nonperforming loans, assets acquired through foreclosure, troubled debt restructurings, loans delinquent more than 30 days and any other loans requiring special attention.

Analysis of Nonperforming and Classified Assets. We consider assets acquired through foreclosure, loans that are 90 days or more past due and loans that are not 90 days past due, but where collection of principal or interest is in doubt, to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and any previously recorded interest is reversed and recorded as a reduction of loan interest and fee income. Generally, payments received on a nonaccrual loan are applied to the outstanding principal at the time received, unless collection of principal and interest in full is considered probable.

Assets acquired through foreclosure consists of other real estate owned and financial assets acquired from debtors. These assets are obtained through foreclosure, by a deed-in-lieu of foreclosure, in-substance foreclosure or in exchange for satisfaction of debt. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Costs related to the development or improvement of an acquired property are capitalized. Holding costs and declines in carrying value after acquisition are recorded as assets acquired through foreclosure expense in the consolidated statements of operations. Financial assets acquired from debtors are carried at fair value under the fair value option in accordance with FASB ASC 825 “Financial Instruments.” Increases or decreases in fair value after acquisition are recorded as assets acquired through foreclosure expense in the consolidated statements of operations.

The following table provides information with respect to our nonperforming assets by segment at the dates indicated.

	At December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Nonaccrual Loans:					
One- to four-family real estate	$ 3,355	$ 6,885	$10,813	$ 7,740	$1,503
Multi-family and commercial real estate	5,284	3,814	6,180	4,738	685
Construction	6,434	6,372	9,279	15,739	3,495
Consumer	2,051	7	365	612	167
Commercial and industrial	—	—	—	250	—
Total	17,124	17,078	26,637	29,079	5,850
Accruing loans past due 90 days or more:					
Multi-family and commercial real estate	—	—	—	601	—
Consumer	—	3,875	—	—	—
Total	—	3,875	—	601	—
Nonperforming loans	$17,124	$20,953	$26,637	$29,680	$5,850
Assets acquired through foreclosure	8,524	2,423	3,186	4,052	—
Total nonperforming assets	$25,648	$23,376	$29,823	$33,732	$5,850
Nonperforming loans to total loans	2.46%	3.07%	4.07%	4.62%	0.98%
Total nonperforming loans to total assets	1.57	2.06	2.43	2.53	0.63
Total nonperforming assets to total assets	2.36	2.30	2.72	2.87	0.63

The following table sets forth our nonaccrual loans by state and loan segment at December 31, 2012. The table does not include accruing loans past due 90 days or more.

	One- to Four-Family Real Estate		Multi Family and Commercial Real Estate		Construction		Consumer		Commercial and Industrial		Total	
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
	(Dollars in thousands)											
Pennsylvania	7	$1,399	1	$1,380	2	$6,434	8	$ 189	—	$—	18	$ 9,402
New Jersey	7	1,956	4	2,738	—	—	—	—	—	—	11	4,694
Delaware	—	—	1	1,166	—	—	—	—	—	—	1	1,166
Other	—	—	—	—	—	—	3	1,862	—	—	3	1,862
Total	14	$3,355	6	$5,284	2	$6,434	11	$2,051	—	$—	33	$17,124

The following table provides a rollforward of nonperforming assets, by loan segment and assets acquired through foreclosure, from December 31, 2011 to December 31, 2012. The table does not include accruing loans past due 90 days or more.

	At December 31, 2011	Additional Non-Performing Assets, Net	Return to Accrual Status	Payments Received, Net	Net Charge-offs/ Valuation Allowances	Transfer To Assets Acquired Through Foreclosure	At December 31, 2012
	(Dollars in thousands)						
Nonaccrual loans							
One- to four-family real estate	$ 6,885	$ 2,306	$(155)	$ (142)	$(1,404)	$(4,135)	$ 3,355
Multi-family and commercial real estate	3,814	3,358	—	(81)	(886)	(922)	5,283
Construction	6,372	2,516	—	(2,113)	(340)	—	6,435
Consumer	7	9,299	(251)	(950)	(2,041)	(4,013)	2,051
Commercial and industrial	—	—	—	—	—	—	—
Total	17,078	17,479	(406)	(3,286)	(4,671)	(9,070)	17,124
Assets acquired through foreclosure	2,423	469	—	(1,528)	(1,910)	9,070	8,524
Total nonperforming assets	$19,501	$17,948	$(406)	$(4,814)	$(6,581)	$ —	$25,648

At December 31, 2012, nonperforming assets were comprised of the following:

- Two construction loans for residential developments, the largest of which is collateralized by land and improvements associated with a residential housing development in Chester County, Pennsylvania. The other nonaccrual construction loan is collateralized by a residential housing development in Montgomery County, Pennsylvania.
- Six multi-family and commercial real estate loans, the largest of which is secured by multi-use rental properties located in Montgomery County, Pennsylvania.
- Fourteen one- to four-family loans, the largest of which is secured by a residential home located in Montgomery County, Pennsylvania.
- Eleven consumer loans which are secured by second or third lien mortgage positions or insurance policies.
- Assets acquired through foreclosure consisting of seven properties and eight insurance policies, with a total carrying value of $8.5 million.

For a discussion of the allowance related to these assets, see *"Analysis and Determination of the Allowance for Loan Losses—Allowance Required for Impaired Loans."*

Interest income that would have been recorded for 2012 had nonaccruing loans been current according to their original terms was approximately $1.5 million. Interest income included in net income for these loans for 2012 was $502,000.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of the Comptroller of the Currency has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If we classify an asset as loss, it is recorded as a loan charged off in the current period. The regulations also provide for a "special mention" category, described as criticized assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention.

The following table shows the aggregate amounts of our criticized and classified assets at the dates indicated.

	At December 31,		
	2012	2011	2010
	(In thousands)		
Special mention assets	$10,366	$20,862	$21,102
Substandard assets	37,204	36,063	45,948
Doubtful assets	—	—	—
Total criticized and classified assets	$47,570	$56,925	$67,050

At December 31, 2012, substandard assets were comprised of: (1) $17.1 million in nonaccrual loans and $8.5 million of assets acquired through foreclosure identified in the nonperforming asset table; (2) $10.0 million related to five loans that are current on principal and interest payments but are classified due to weaknesses in each of the borrower's underlying businesses and (3) $1.6 million in real estate held for investment.

At December 31, 2012, Fox Chase Bank had eighteen loans classified as special mention, which were comprised of five multi-family and commercial real estate relationships totaling $6.7 million and six commercial and industrial relationships totaling $3.7 million.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2012		2011		2010	
	30 - 59 Days Past Due	60 - 89 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due
	(In thousands)					
One- to four-family real estate	$18	$ 284	$ 370	$252	$ 96	$144
Multi-family and commercial real estate	—	1,691	—	—	4,735	—
Construction	—	—	—	—	—	—
Consumer	23	51	1,097	169	170	—
Commercial and industrial	—	—	—	—	—	—
Total	$41	$2,026	$1,467	$421	$5,001	$144

At December 31, 2012, delinquent loans were comprised of three one- to four-family real estate loans, six consumer loans and two multi-family and commercial real estate loans totaling $1.7 million, one of which (for $100,000) was current as to monetary payments but past maturity. The other $1.6 million commercial real estate loan was recorded as an accruing TDR at December 31, 2012 and was extended during February 2013.

Troubled Debt Restructurings. The Company may, under certain circumstances, restructure loans as a concession to borrowers who have experienced financial difficulty. Troubled debt restructurings ("TDRs") are included in impaired loans. TDRs typically result from the Company's loss mitigation activities which, among other activities, could include rate reductions, payment extension, and/or principal forgiveness.

At December 31, 2012, the Company had fourteen TDRs, totaling $14.3 million, of which $13.1 million were the following seven TDRs at December 31, 2011:

- Two construction loans totaling $6.4 million.
- Two multi-family and commercial real estate loans totaling $6.3 million.
- Two residential loans totaling $365,000.
- One consumer loan totaling $8,000.

The Company had seven new TDRs during the year ended December 31, 2012, which totaled $1.2 million at December 31, 2012, and were comprised of the following:

- Two multi-family and commercial real estate loans, totaling $590,000. The first loan, totaling $504,000 was classified as a TDR as the Company agreed to reduce payments to interest only for a period of seven months. The second loan, totaling $86,000, was classified as a TDR as the Company agreed to delay principal repayments.
- Four residential loans, totaling $577,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.
- One consumer loan, totaling $14,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When changes in the allowance are necessary, an adjustment is made. The adjustments to the allowance are made by management and presented to the Audit Committee of the Board of Directors.

The allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Allowance Required for Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that Fox Chase Bank will be unable to collect future payments of principal or interest as contractually due. Fox Chase Bank applies its normal loan review procedures in determining if a loan is impaired, which includes reviewing the collectability of delinquent and internally classified loans on a regular basis and at least quarterly. Additionally, all loans classified as a TDR are considered impaired. When a loan is classified as impaired, an impairment analysis is performed within the quarter in which a loan is identified as impaired to determine if a valuation allowance is needed.

In measuring impairment, Fox Chase Bank determines whether repayment is expected through cash flows from the borrower or the borrower's underlying business or property. In determining the likelihood of collecting principal and interest, the Company considers all available and relevant information, including the borrower's actual and projected cash flows, balance sheet strength, liquidity and overall financial position. If repayment from the borrower or the underlying business or property is determined to be unlikely, and collateral exists, Fox Chase Bank considers the loan to be collateral dependent.

For impaired loans that are collateral dependent, the Company performs an impairment analysis in the quarter the loan is identified as impaired. In measuring the initial amount of impairment for a collateral dependent loan, the Company reviews the condition of the underlying property. Such review includes visiting and examining the property, reviewing the age and value of the most recent appraisal on file, reviewing the list price if the property is for sale and calculating loan to value ratios.

The Company reexamines each of its impaired loans on a quarterly basis to determine if any adjustments to the net carrying amount of a loan are required. For collateral dependent loans, the Company takes into consideration current facts and circumstances in analyzing whether the fair value of the collateral has increased or decreased significantly such that a change to the corresponding valuation allowance is required. Such analysis may be based on many different sources, including, but not limited to: (1) sales values of comparable properties or units within the same development relative to the appraised values for such properties or units that occurred since the date of the last appraisal; (2) sales agreements that may be entered into on the property since the date of the last appraisal; or (3) offers the Company receives on projects or properties since the date of the last appraisal. If current facts and circumstances are insufficient to determine fair value, Fox Chase Bank obtains a new appraisal. Further, the Company's policy is to obtain an appraisal on each impaired loan greater than $250,000 annually except in instances where management prepared discounted cash flow analysis are deemed to be an appropriate valuation method.

If the fair value of a collateral dependent loan, less costs to sell, is less than the loan's carrying amount, the Company establishes a provision to the allowance for loan losses in the amount of the difference between fair value, less costs to sell, and the loan's carrying amount. The Company recognizes charge-offs associated with impaired loans when all or a portion of a loan is considered to be uncollectible. Charge-off amounts are based on appraised value, less estimated costs to sell.

For loans that are not collateral dependent, we establish a specific allowance on impaired loans based on management's estimate of the discounted cash flows the Company expects to receive from the borrower. Factors considered in evaluating such cash flows include: (1) the type and value of collateral, if applicable; (2) the strength of our collateral position, if applicable; (3) the estimated cost to sell the collateral; (4) the borrower's effort to cure the delinquency; (5) the strength of the customer's personal or business cash flows and personal guarantees; (6) the availability of other sources of repayment; and (7) the amount due or past due.

At December 31, 2012, the Company had $24.5 million of impaired loans comprised of: (1) $17.1 million of nonaccrual loans (See—*Analysis of Nonperforming and Classified Assets*) and (2) $7.4 million of TDRs (See—*Troubled Debt Restructurings)*

Management has recorded an allowance for loan losses on impaired loans of $2.3 million at December 31, 2012 relating to $22.3 million in impaired loans. Such allowance for loan losses is determined based on either (1) management's estimate of discounted cash flows that the Company expects to receive over the life of the loan or (2) for collateral dependent loans, appraised value less costs to sell. At December 31, 2012, the Company had $2.2 million of impaired loans that had no related valuation allowance.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans (1) that are classified, but are not considered impaired and (2) that are not classified, to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan category and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include the Company's loss experience by particular segments, trends in industry charge-offs by particular segments, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis.

For commercial loan relationships originated in the last twelve months, management reviews and provides a loss factor for each individual commercial loan relationship. Generally, management believes the risk of default on recently underwritten loans is relatively low at the time of origination and increases with time, at some point moderating. This is supported by the concept that the fair value of the loan at inception approximates its book value. New commercial loans are reviewed on a quarterly basis, and allowance for loan loss factors adjusted commensurate with assessed changes in the loan's risk.

At December 31, 2012, our allowance for loan losses was $11.2 million, which represented 1.61% of total loans and 65.2% of nonperforming loans. At December 31, 2012, the allowance for loan losses for impaired loans was $2.3 million and the general valuation allowance for the loan portfolio was $8.9 million. At December 31, 2011, our allowance for loan losses was $12.1 million, which represented 1.77% of total loans and 57.6% of nonperforming loans. At December 31, 2011, the allowance for loan losses for impaired loans was $3.6 million and the general valuation allowance for the loan portfolio was $8.5 million.

The allowance for loan losses at December 31, 2012 and 2011 represent application of loan loss policies, which comply with U.S. generally accepted accounting principles and all regulatory guidance.

We identify loans that may need to be charged off as a loss by reviewing all nonperforming, delinquent and criticized loans which we have concerns about collectability. A loan is charged off when in our judgment; the loan or portion of a loan is considered uncollectible.

The following table sets forth the breakdown of impaired loans by loan segment as of December 31, 2012.

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(in thousands)			
Real estate loans:						
One- to four-family	$ 3,355	$ 507	$—	$ 3,862	$ 3,862	$ —
Multi-family and commercial	5,284	6,867	—	12,151	11,770	381
Construction	6,434	—	—	6,434	6,434	—
Consumer loans	2,051	14	—	2,065	203	1,862
Commercial and industrial	—	—	—	—	—	—
Total	$17,124	$7,388	$—	$24,512	$22,269	$2,243

At December 31, 2012, seven TDRs, totaling $6.9 million, are excluded from the accruing TDR column above as they are included in the nonaccrual loans. Of this amount, $6.4 million relates to two construction loans. The Company has commitments of $855,000 to lend additional funds related to these construction loans. Additionally, the Company had three residential loan TDRs totaling $435,000 and one consumer loan TDR totaling $8,000 which are included in the nonaccrual loans and total impaired loans.

The following table sets forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2012.

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$ 337	$ 5	$—	$ 342	$ 300	$ 642
Multi-family and commercial	530	948	—	1,478	4,849	6,327
Construction	449	—	—	449	424	873
Consumer loans	10	1	—	11	221	232
Commercial and industrial	—	—	—	—	2,630	2,630
Unallocated	—	—	—	—	466	466
Total allowance for loan losses	$1,326	$954	$—	$2,280	$8,890	$11,170

The following table sets forth the breakdown of the total allowance for loan losses by loan segment at the dates indicated.

	At December 31,									
	2012		2011		2010		2009		2008	
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in thousands)									
Real estate loans:										
One- to four-family real estate	$ 642	22.9%	$ 1,760	29.1%	$ 1,990	36.4%	$ 1,455	41.8%	$ 542	43.8%
Multi-family and commercial real estate	6,327	53.1	6,112	45.9	4,624	38.1	3,716	34.3	2,379	27.9
Construction	873	3.2	869	2.7	3,260	4.8	3,782	6.4	2,449	10.9
Consumer	232	4.4	455	6.5	665	8.4	707	10.8	370	12.8
Commercial and industrial	2,630	16.4	2,657	15.8	1,707	12.3	824	6.7	418	4.6
Unallocated	466	—	222	—	197	—	121	—	102	—
Total allowance for loan losses	$11,170	$100.0%	$12,075	100.0%	$12,443	100.0%	$10,605	100.0%	$6,260	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of the Comptroller of the Currency, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of the Comptroller of the Currency may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, increases may be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	At December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Allowance at beginning of period	$12,075	$12,443	$10,605	$ 6,260	$3,376
Charge-offs:					
Real estate loans:					
One- to four-family real estate	1,408	567	1,403	148	—
Multi-family and commercial real estate	887	1,290	—	3,171	—
Construction	340	3,445	1,990	1,257	—
Consumer	1,892	433	514	131	19
Commercial and industrial	—	596	495	—	—
Total charge-offs	4,527	6,331	4,402	4,707	19
Recoveries	144	229	27	—	3
Net charge-offs	4,383	6,102	4,375	4,707	16
Provision for loan losses	3,478	5,734	6,213	9,052	2,900
Allowance at end of period	11,170	12,075	12,443	10,605	6,260
Allowance for loan losses to nonperforming loans	65.2%	57.6%	46.7%	35.7%	107.0%
Allowance for loan losses to total loans at the end of the period	1.61	1.77	1.90	1.65	1.05
Net charge-offs (recoveries) to average loans outstanding during the period	0.66	0.94	0.67	0.75	—

The following table provides a rollforward of the allowance for loan losses by loan segment from December 31, 2011 to December 31, 2012.

	For the Year Ended December 31, 2012						
	One- to Four-Family	Multi-family and Commercial	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
	(In thousands)						
Balance, beginning	$ 1,760	$6,112	$ 869	$ 455	$2,657	$222	$12,075
Provision for loan losses	286	1,064	252	1,659	(27)	244	3,478
Loans charged off	(1,408)	(887)	(340)	(1,892)	—	—	(4,527)
Recoveries	4	38	92	10	—	—	144
Balance, ending	$ 642	$6,327	$ 873	$ 232	$2,630	$466	$11,170

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. To reduce the volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk generally is to emphasize the origination of shorter-term adjustable-rate loans, and to invest in securities that have shorter term maturities. Additionally, we have focused on increasing core deposits including non-interest bearing and money market deposit accounts, which provide greater pricing flexibility, as well as making efforts to extend maturities on certificates of deposit and wholesale borrowings to better match longer-term fixed rate assets.

We have a Risk Management Committee, which together with an Asset/Liability Management Committee, communicates, coordinates and controls all aspects involving asset/liability management. The committees establish and monitor the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Net Portfolio Value Analysis. We use a third party vendor prepared model, which incorporates actual data and management assumptions, to review our level of interest rate risk. Such analyses measure interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points.

The following table presents the change in the net portfolio value of Fox Chase Bank at December 31, 2012 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
	Amount	**Change**	**% Change**	**NPV Ratio**	**Change (bp)**
	(Dollars in thousands)				
300	151,058	(32,174)	(17.6)%	13.9%	(3.0)
200	162,636	(20,596)	(11.2)	14.9	(1.9)
100	173,120	(10,112)	(5.5)	15.9	(0.9)
0	183,232			16.8	
(100)	179,917	(3,315)	(1.8)	16.5	(0.3)

The decrease in our net portfolio value shown in the preceding table that would occur reflects: (1) that a substantial portion of our interest earning assets are fixed-rate residential loans and fixed-rate investment securities; (2) the shorter duration of deposits, which reprice more frequently in response to changes in market interest rates; and (3) the size of our mortgage related securities portfolio, which would decrease in value as interest rates increase.

The third party vendor and management use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, short term and long term wholesale borrowings, brokered deposits, loan repayments and maturities and liquidation and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments and sales of securities are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy. We use a variety of measures to assess our liquidity needs, which are provided to our Asset/Liability Management Committee on a regular basis. Our policy is to maintain net liquidity of at least 50% of our funding obligations over the next month. Additionally, our policy is to maintain an amount of cash and short-term marketable securities equal to at least 15% of net deposits and liabilities that will mature in one year or less.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $25.1 million at December 31, 2012. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $296.1 million at December 31, 2012. In addition, at December 31, 2012, we had the ability to borrow a total of approximately $367.0 million from the Federal Home Loan Bank of Pittsburgh, of which we had $110.0 million outstanding.

At December 31, 2012, we had $122.2 million in unfunded loan commitments outstanding, which consisted of $17.6 million in home equity and consumer loan commitments and $104.6 million in commercial loan commitments. Additionally, we had $14.3 million in standby letters of credit and $848,000 in commercial letters of credit.

Certificates of deposit due within one year of December 31, 2012 totaled $190.2 million, including $45.5 million of brokered deposits, representing 60.8% of total certificates of deposit at December 31, 2012. We believe the large percentage of certificates of deposit that mature within one year reflect customers' hesitancy to invest their funds for long periods in the current low interest rate environment as well as the Company's use of shorter term brokered deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2013.

The following table presents certain of our contractual obligations as of December 31, 2012.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than One Year**	**One to Three Years**	**Three to Five Years**	**More Than Five Years**
			(In thousands)		
Operating lease obligations(1)	$ 1,280	$ 399	$ 845	$ 36	$ —
FHLB advances and other borrowings(2)	225,308	73,517	65,725	55,291	30,775
Other long-term obligations(3)	2,272	1,952	320	—	—
Total	$228,860	$75,868	$66,890	$55,327	$30,775

(1) Represents lease obligations for Fox Chase Bank's operations center and one commercial loan production office.

(2) Includes principal and projected interest payments.

(3) Represents obligations to Fox Chase Bancorp's third party data processing providers and other vendors.

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Regulation of Federal Banking Regulation—Capital Requirements"* and the notes to the consolidated financial statements included in this Report.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments, letters of credit and unused lines of credit, see Note 12 of the notes to the consolidated financial statements.

Impact of Recent Accounting Pronouncements

The information required by this item is included in Note 16 to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial condition and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Management's Report on Internal Control Over Financial Reporting

The management of Fox Chase Bancorp, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, utilizing the framework established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2012, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, as stated in their reports, which are included herein.

/s/ THOMAS M. PETRO

Thomas M. Petro
President and Chief Executive Officer

/s/ ROGER S. DEACON

Roger S. Deacon
Chief Financial Officer

March 13, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited Fox Chase Bancorp, Inc.'s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fox Chase Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Fox Chase Bancorp, Inc., and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 13, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 13, 2013

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Fox Chase Bancorp, Inc. and subsidiary (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Philadelphia Mortgage Advisors, Inc., (PMA), a 45 percent owned investee company. The Company's investment in PMA at December 31, 2012 and 2011, was $2.0 million and $1.5 million, respectively, and its equity in earnings of PMA was $690,000, $245,000 and $166,000 for the years 2012, 2011 and 2010, respectively. The financial statements of PMA were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PMA, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fox Chase Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fox Chase Bancorp, Inc., internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2013 expressed an unqualified opinion on the effectiveness of Fox Chase Bancorp, Inc.'s, internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 13, 2013

FOX CHASE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION (IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,	
	2012	**2011**
ASSETS		
Cash and due from banks	$ 162	$ 734
Interest-earning demand deposits in other banks	24,928	6,852
Total cash and cash equivalents	25,090	7,586
Investment securities available-for-sale	12,491	23,106
Mortgage related securities available-for-sale	283,616	225,664
Mortgage related securities held-to-maturity (fair value of $29,451 at December 31, 2012 and $41,758 at December 31, 2011)	28,369	41,074
Loans, net of allowance for loan losses of $11,170 at December 31, 2012 and $12,075 at December 31, 2011	683,865	670,572
Federal Home Loan Bank stock, at cost	8,097	8,074
Bank-owned life insurance	14,077	13,606
Premises and equipment, net	10,443	10,431
Assets acquired through foreclosure	8,524	2,423
Real estate held for investment	1,620	1,620
Accrued interest receivable	3,223	4,578
Mortgage servicing rights, net	170	316
Deferred tax asset, net	2,953	1,682
Other assets	5,803	5,131
Total Assets	$1,088,341	$1,015,863
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 687,409	$ 676,594
Short-term borrowings	70,500	8,500
Federal Home Loan Bank advances	110,000	88,278
Other borrowed funds	30,000	50,000
Advances from borrowers for taxes and insurance	1,699	1,736
Accrued interest payable	330	418
Accrued expenses and other liabilities	6,938	2,145
Total Liabilities	906,876	827,671
COMMITMENTS AND CONTINGENCIES (Note 12)		
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized, none issued and outstanding at December 31, 2012 and December 31, 2011)	—	—
Common stock ($.01 par value; 60,000,000 shares authorized, 12,356,564 shares issued and outstanding at December 31, 2012 and 13,037,310 shares issued and outstanding at December 31, 2011)	146	146
Additional paid-in capital	136,132	134,871
Treasury stock, at cost (2,249,600 shares at December 31, 2012 and 1,524,900 shares at December 31, 2011)	(29,733)	(19,822)
Common stock acquired by benefit plans	(10,228)	(11,541)
Retained earnings	80,608	77,971
Accumulated other comprehensive income, net	4,540	6,567
Total Stockholders' Equity	181,465	188,192
Total Liabilities and Stockholders' Equity	$1,088,341	$1,015,863

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31,		
	2012	2011	2010
INTEREST INCOME			
Interest and fees on loans	$33,878	$35,428	$36,320
Interest on mortgage related securities	7,606	9,775	11,874
Interest on investment securities available-for-sale			
Taxable	308	488	471
Nontaxable	34	184	334
Other interest income	8	71	286
Total Interest Income	41,834	45,946	49,285
INTEREST EXPENSE			
Deposits	6,347	8,672	15,203
Short-term borrowings	38	5	—
Federal Home Loan Bank advances	2,383	4,085	4,789
Other borrowed funds	1,349	1,733	1,733
Total Interest Expense	10,117	14,495	21,725
Net Interest Income	31,717	31,451	27,560
Provision for loan losses	3,478	5,734	6,213
Net Interest Income after Provision for Loan Losses	28,239	25,717	21,347
NONINTEREST INCOME			
Service charges and other fee income	1,597	1,630	1,132
Net gain on sale of premises and equipment	—	—	6
Net gain on sale of assets acquired through foreclosure	135	250	44
Impairment loss on real estate held for investment	—	(110)	—
Income on bank-owned life insurance	471	468	471
Equity in earnings of affiliates	690	245	166
Other	130	130	107
Total other-than-temporary impairment loss	—	(407)	—
Less: Portion of loss recognized in other comprehensive income (before taxes)	—	46	—
Net other-than-temporary impairment loss	—	(361)	—
Net gain on sale of investment securities	3,292	1,091	1,963
Net investment securities gains	3,292	730	1,963
Total Noninterest Income	6,315	3,343	3,889
NONINTEREST EXPENSE			
Salaries, benefits and other compensation	13,540	12,761	12,128
Occupancy expense	1,702	1,845	1,822
Furniture and equipment expense	537	442	454
Data processing costs	1,797	1,719	1,662
Professional fees	1,706	1,720	1,374
Marketing expense	270	356	291
FDIC premiums	773	870	1,401
Assets acquired through foreclosure expense	2,143	762	543
Loss on extinguishment of debt	3,018	—	—
Other	1,688	1,594	1,697
Total Noninterest Expense	27,174	22,069	21,372
Income Before Income Taxes	7,380	6,991	3,864
Income tax provision	2,318	2,212	1,120
Net Income	$ 5,062	$ 4,779	$ 2,744
Earnings per share:			
Basic	$ 0.44	$ 0.36	$ 0.20
Diluted	$ 0.43	$ 0.36	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN THOUSANDS)

	December 31,		
	2012	2011	2010
Net income	$ 5,062	$4,779	$ 2,744
Other comprehensive income (loss):			
Unrealized holding gains arising during the period, net of tax of $7, $424, and $767 for the years ended December 31, 2012, 2011 and 2010, respectively	91	779	1,291
Non-credit related unrealized loss on other-than temporary impaired securities, net of tax of $0, $(16) and $0 for the years ended December 31, 2012, 2011 and 2010, respectively	—	(30)	—
Reclassification adjustments for net investment securities gains included in net income, net of tax of $1,208, $371 and $667 for the years ended December 31, 2012, 2011 and 2010, respectively	(2,171)	(720)	(1,296)
Reclassification adjustment for loss included in net income for other-than temporary impaired investment sold, net of tax of ($34) for the year ended December 31, 2012	53	—	—
Other comprehensive (loss) income	(2,027)	29	(5)
Comprehensive income	$ 3,035	$4,808	$ 2,739

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (IN THOUSANDS)

For the Years Ended December 31, 2012, 2011 and 2010

	Common Stock	Additional Paid in Capital	Treasury Stock	Common Stock Acquired by Benefit Plans	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Total Equity
BALANCE—DECEMBER 31, 2009	$147	$ 64,016	$(11,814)	$ (6,862)	$71,604	$ 6,543	$123,634
Stock based compensation expense	—	929	—	—	—	—	929
Issuance of stock for vested equity awards	—	(519)	—	560	(41)	—	—
Unallocated ESOP shares committed to employees	—	18	—	504	—	—	522
Shares allocated in long-term incentive plan	—	89	—	—	—	—	89
Forfeited LTI shares converted to treasury	—	30	(30)	—	—	—	—
Corporate Reorganization:	—	—	—	—	—	—	—
Merger of Fox Chase Mutual Holding Company	(81)	188	—	—	—	—	107
Treasury stock retired	(11)	(11,833)	11,844	—	—	—	—
Exchange of common stock	(55)	55	—	—	—	—	—
Proceeds from stock offering, net of offering expenses	145	81,024	—	—	—	—	81,169
Purchase of common stock by ESOP	—	—	—	(3,485)	—	—	(3,485)
Net income	—	—	—	—	2,744	—	2,744
Other comprehensive loss	—	—	—	—	—	(5)	(5)
BALANCE—DECEMBER 31, 2010	$145	$133,997	$ —	$ (9,283)	$74,307	$ 6,538	$205,704
Purchase of treasury stock, net	—	—	(19,822)	—	—	—	(19,822)
Purchase of common stock for equity incentive plan	—	—	—	(3,474)	—	—	(3,474)
Stock based compensation expense	—	1,041	—	—	—	—	1,041
Unallocated ESOP shares committed to employees	—	216	—	624	—	—	840
Issuance of stock for vested equity awards	—	(544)	—	592	(48)	—	—
Common stock issued for exercise of vested stock options	1	161	—	—	—	—	162
Dividends paid ($0.08 per share)	—	—	—	—	(1,067)	—	(1,067)
Net income	—	—	—	—	4,779	—	4,779
Other comprehensive income	—	—	—	—	—	29	29
BALANCE—DECEMBER 31, 2011	$146	$134,871	$(19,822)	$(11,541)	$77,971	$ 6,567	$188,192
Purchase of treasury stock, net	—	—	(9,911)	—	—	—	(9,911)
Stock based compensation expense	—	1,042	—	—	—	—	1,042
Unallocated ESOP shares committed to employees	—	297	—	624	—	—	921
Issuance of stock for vested equity awards	—	(646)	—	689	(43)	—	—
Common stock issued for exercise of vested stock options	—	480	—	—	—	—	480
Excess tax benefit from exercise of stock options and vesting of restricted stock	—	88	—	—	—	—	88
Dividends paid ($0.20 per share)	—	—	—	—	(2,382)	—	(2,382)
Net income	—	—	—	—	5,062	—	5,062
Other comprehensive loss	—	—	—	—	—	(2,027)	(2,027)
BALANCE—DECEMBER 31, 2012	$146	$136,132	$(29,733)	$(10,228)	$80,608	$ 4,540	$181,465

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net income	$ 5,062	$ 4,779	$ 2,744
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,478	5,734	6,213
Valuation adjustment for other real estate owned	1,219	657	436
Change in fair value of financial assets acquired from debtors	692	—	—
Impairment loss on real estate held for investment	—	110	—
Depreciation	822	709	693
Net amortization of securities premiums and discounts	2,898	3,289	4,713
Benefit for deferred income taxes	(90)	(343)	(9)
Stock compensation from benefit plans	1,963	1,881	1,540
Net gain on sale of assets acquired through foreclosure	(135)	(250)	(44)
Net gain on sale of premises and equipment	—	—	(6)
Net gains on sales of investment securities	(3,292)	(1,091)	(1,963)
Net other-than-temporary impairment loss	—	361	—
Income on bank-owned life insurance	(471)	(468)	(471)
Excess tax benefit from exercise of stock options and vesting of restricted stock	(88)	—	—
Decrease in mortgage servicing rights, net	146	132	235
Decrease in accrued interest receivable and other assets	598	746	1,454
Increase(decrease) in accrued interest payable, accrued expenses and other liabilities	4,793	(777)	717
Net Cash Provided by Operating Activities	17,595	15,469	16,252
Cash Flows from Investing Activities			
Equity investment in unconsolidated entity	180	45	—
Investment securities—available-for-sale:			
Purchases	(5,269)	—	(19,786)
Proceeds from sales	6,157	—	—
Proceeds from maturities, calls and principal repayments	9,866	9,094	6,882
Mortgage related securities—available-for-sale:			
Purchases	(217,894)	(35,031)	(46,229)
Proceeds from sales	85,686	13,976	36,480
Proceeds from maturities, calls and principal repayments	71,739	73,187	131,519
Mortgage related securities—held-to-maturity:			
Purchases	—	—	(52,601)
Proceeds from maturities, calls and principal repayments	12,189	10,040	661
Net (increase) decrease in loans	(3,507)	(2,581)	8,866
Purchases of loans and loan participations	(22,350)	(32,655)	(27,788)
Net (increase) decrease in Federal Home Loan Bank stock	(23)	1,839	522
Purchases of premises and equipment	(833)	(447)	(243)
Additions to assets acquired through foreclosure	(470)	—	—
Proceeds from sales and payments on assets acquired through foreclosure	1,663	1,888	1,672
Net Cash (Used in) Provided by Investing Activities	(62,866)	39,355	39,955

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS) (Continued)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	10,815	(35,169)	(146,514)
Decrease in advances from borrowers for taxes and insurance	(37)	(160)	(223)
Principal payments on other borrowed funds	(20,000)	—	—
Proceeds from Federal Home Loan Bank Advances	60,000	—	—
Principal payments on Federal Home Loan Bank advances	(38,278)	(34,522)	(14,365)
Net increase in short-term borrowings	62,000	8,500	—
Excess tax benefit from exercise of stock options and vesting of restricted stock	88	—	—
Common stock issued for exercise of stock options	480	162	—
Acquisition of common stock for equity incentive plan	—	(3,474)	—
Purchase of treasury stock	(9,911)	(19,822)	—
Cash dividends paid	(2,382)	(1,067)	—
Merger of Fox Chase Mutual Holding Company	—	—	107
Proceeds from stock offering, net of offering expenses	—	—	81,169
Purchase of common stock by ESOP	—	—	(3,485)
Net Cash Provided by (Used in) Financing Activities	62,775	(85,552)	(83,311)
Net Increase (Decrease) in Cash and Cash Equivalents	17,504	(30,728)	(27,104)
Cash and Cash Equivalents—Beginning	7,586	38,314	65,418
Cash and Cash Equivalents—Ending	$ 25,090	$ 7,586	$ 38,314
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 10,205	$ 14,657	$ 21,841
Income taxes paid	$ 2,438	$ 2,500	$ 1,501
Transfers of loans to assets acquired through foreclosure	$ 9,070	$ 1,479	$ 1,198
Net charge-offs	$ 4,383	$ 6,102	$ 4,375

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Fox Chase Bancorp, Inc. (the "Bancorp") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc. ("Old Fox Chase Bancorp"), the federal corporation and the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold 8,712,500 shares of common stock at $10.00 per share in a public offering. Concurrent with the completion of the offering, shares of Old Fox Chase Bancorp's common stock owned by public stockholders were exchanged for 1.0692 shares of Bancorp common stock. Additionally, as part of the mutual-to-stock conversion, the Bank's Employee Stock Ownership Plan ("ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this Annual Report on Form 10-K is derived from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp and subsidiaries prior to June 29, 2010.

The Bancorp's primary business has been that of holding the common stock of the Bank and making two loans to the ESOP. The Bancorp is authorized to pursue other business activities permissible by laws and regulations for savings and loan holding companies.

The Bancorp and the Bank (collectively referred to as the "Company") provide a wide variety of financial products and services to individuals and businesses through the Bank's eleven branches in Philadelphia, Richboro, Willow Grove, Warminster, Lahaska, Hatboro, Media and West Chester, Pennsylvania, and Ocean City, Marmora and Egg Harbor Township, New Jersey. The operations of the Company are managed as a single business segment. The Company competes with other financial institutions and other companies that provide financial services. The Bank also owns approximately 45% of Philadelphia Mortgage Advisors, a mortgage banker located in Plymouth Meeting, Pennsylvania and Ocean City, New Jersey.

The Company is subject to regulations of certain federal banking agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies which may subject them to further changes with respect to asset valuations and classifications, amounts of required loan loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations. Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), effective July 21, 2011, the regulation and supervision of federal savings institutions, such as the Bank, was transferred from the Office of Thrift Supervision to the Office of the Comptroller of the Currency, the agency that regulates national banks. As a result, the Office of the Comptroller of the Currency assumed primary responsibility for examining the Bank and implementing and enforcing many of the laws and regulations applicable to federal savings associations. In addition, pursuant to the provisions of the Dodd-Frank Act, effective July 21, 2011, savings and loan holding companies, such as the Bancorp, became regulated by the Board of Governors of the Federal Reserve System.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of the Bancorp and the Bank. The Bank's operations include the accounts of its wholly owned subsidiaries, Fox Chase Financial, Inc., Fox Chase Service Corporation, 104 S. Oakland Ave., LLC and Davisville Associates, LLC. Fox Chase Financial Inc. is a Delaware-chartered investment holding company and its sole purpose is to manage and hold investment securities. Fox Chase Service Corporation is a Pennsylvania-chartered company and its purposes are to facilitate the Bank's investment in PMA and, for regulatory purposes, to hold commercial loans. At December 31, 2012, Fox Chase Service Corporation held $20.0 million in commercial loans. 104 S. Oakland Ave., LLC is a New Jersey-chartered limited liability company formed to secure, manage and hold foreclosed real estate. Davisville Associates, LLC is a Pennsylvania-chartered limited liability company formed to secure, manage and hold foreclosed real estate. All material inter-company transactions and balances have been eliminated in consolidation. Prior period amounts are reclassified, when necessary, to conform with the current year's presentation.

The Company follows accounting principles and reporting practices that are in compliance with U.S. generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation and realizability of deferred tax assets, the evaluation of other-than-temporary impairment and the valuation of investment securities and assets acquired through foreclosure.

Risk and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic risk and regulatory risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, from its interest-earning assets. The Company's primary credit risk is the risk of defaults in the Company's loan portfolio that result from borrowers' inability or unwillingness to make contractually required payments. The Company's lending activities are concentrated in Southeastern Pennsylvania and Southern New Jersey. The ability of the Company's borrowers to repay amounts owed is dependent on several factors, including the economic conditions in the borrowers' geographic regions and the borrowers' financial conditions. The Company also has credit risk related to the risk of defaults in its investment securities portfolio. The ability of the Company to realize the full value of its investment securities upon sale or maturity depends on several factors, including the cash flows, credit enhancements and underlying structures of the individual investment securities. Market risk reflects changes in the value of the collateral underlying loans, the valuation of assets acquired through foreclosure, and the valuation of securities, mortgage servicing assets and other investments.

The Company is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies that may subject them to further changes with respect to asset valuations and classifications, amounts required for the allowance for loan losses and operating restrictions resulting from the regulators' judgment based on information available to them at the time of their examination.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-earning demand deposits in other banks and money market funds. At times, such balances exceed the FDIC limits for insurance coverage.

The Company accounts for cash accounts that are in a net overdraft position as a liability and reports changes in book overdraft positions in operating cash flows.

Investment and Mortgage Related Securities

The Company accounts for its investment securities in accordance with standards that require, among other things, that debt and equity securities are classified into three categories and accounted for as follows:

- Debt securities with the positive intention to hold to maturity are classified as "held-to-maturity" and reported at amortized cost.
- Debt and equity securities purchased with the intention of selling them in the near future are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. As of the balance sheet dates, the Company did not have any trading securities.
- Debt and equity securities not classified in either of the above categories are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as increases or decreases in other comprehensive income, a separate component of stockholders' equity. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movement in interest rates, changes in the maturity or mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other factors.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

The Company records other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, the Company records other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's cash flows and its amortized cost basis. Non-credit related write-downs to fair value are recorded as decreases to accumulated other comprehensive income as long as the Company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis.

Purchase premiums and discounts are recognized in interest income using the interest method over the expected life for mortgage related securities and the contractual life for all other securities. Because of volatility of the financial markets in which securities are traded, there is the risk that any future fair value could be significantly less than that recorded or disclosed in the accompanying financial statements. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans, Loan Origination Fees and Uncollected Interest

Loans are recorded at cost, net of unearned discounts, deferred fees and allowances. Discounts or premiums on purchased loans are amortized using the interest method over the remaining contractual life of the purchased loans, adjusted for actual prepayments. Loan origination fees and certain direct origination costs are deferred and amortized using the interest method over the contractual life as an adjustment to yield on the loans. Interest income is accrued on the unpaid principal balance. From time-to-time, the Company sells certain loans for liquidity purposes or to manage interest rate risk.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan that is more than 90 days past due may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest income is reversed and the amortization of net deferred loan fees is suspended. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the ultimate collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is adjusted through increases or reductions in the provisions for loan losses charged against or credited to income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the portfolio, based upon management's evaluation of the portfolio's collectability. Our methodology for assessing the appropriateness of the allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Loans are deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all proceeds due according to the contractual terms of the loan agreement or when a loan is classified as a troubled debt restructuring. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's obtainable market price or the fair value of the collateral less costs to sell if the loan is collateral dependent. The Company establishes an allowance for loan loss in the amount of the difference between fair value of the impaired loan and the loan's carrying amount.

We establish a general allowance for loans that are not considered impaired to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan segments (described below) and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors include the size and composition of the loan portfolio, the Company's loss experience by particular segment, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis. These criteria are analyzed and the allowance is developed and maintained at the segment level.

Additional risk is associated with the analysis of the allowance for loan losses as such evaluations are highly subjective, and future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance, based on their judgments at the time of their examination.

The loan segments utilized by management to develop the allowance for loan losses are (1) one- to four-family real estate, (2) multi-family and commercial real estate, (3) construction, (4) consumer and (5) commercial and industrial loans.

One- to four-family real estate lending risks generally include the borrower's ability to make repayment from his or her employment or other income, and if the borrower defaults, the ability to obtain repayment from sale of the underlying collateral securing the loan. Risk associated with one- to four-family lending would be higher during a period of increased unemployment or reduced real estate value.

Multi-family and commercial real estate lending risks generally relate to the borrower's creditworthiness and the feasibility and cash flow potential of the underlying project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction lending is generally considered to have a higher degree of lending risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost (including interest) of construction and the ability of the project to be sold or refinanced upon completion.

Commercial and industrial loans are typically made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's underlying business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer lending includes unsecured lending or loans secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

continuing financial stability. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Troubled Debt Restructurings

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a reduction in interest rate, extension of a loan's stated maturity date, temporary deferral of payments or granting credit to a borrower who is unable to obtain credit from another financial institution. Accrual of interest continues upon modification if the borrower has demonstrated a history of making payment as contractually due and has provided evidence which supports the borrower's ability to make payments. The accrual of interest income on accruing troubled debt restructurings is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about continued collectability of principal or interest, even though the loan is currently performing. Troubled debt restructurings which are subsequently reported as non-accrual remain as such until they demonstrate consistent payment performance for a minimum period of six months. All loans classified as troubled debt restructurings are considered impaired.

Bank-Owned Life Insurance

The Company has invested in bank-owned life insurance ("BOLI"). BOLI involves the purchasing of life insurance by the Company on a chosen group of employees and directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income in the consolidated statements of operations.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets' estimated useful lives or, for leasehold improvements, over the life of the related lease if less than the estimated useful life of the asset. The estimated useful life is generally 10-39 years for buildings and 3-7 years for furniture and equipment. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The cost of maintenance and repairs is charged to expense when incurred and renewals and improvements are capitalized. Rental concessions on leased properties are recognized over the life of the lease.

Assets Acquired through Foreclosure

Assets acquired through foreclosure consists of other real estate owned and financial assets acquired from debtors. These assets are obtained through foreclosure, by a deed-in-lieu of foreclosure, in-substance foreclosure or in exchange for satisfaction of debt.

Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Costs related to the development or improvement of an acquired property are capitalized. Holding costs and declines in carrying value after acquisition are recorded as assets acquired through foreclosure expense in the consolidated statements of operations.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets acquired from debtors are carried at fair value under the fair value option in accordance with FASB ASC 825 "Financial Instruments". Increases or decreases in fair value after acquisition are recorded as assets acquired through foreclosure expense in the consolidated statements of operations.

Real Estate Held for Investment

Real estate held for investment is carried at cost and is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As of December 31, 2012 and December 31, 2011, real estate held for investment represented undeveloped land located in Absecon, New Jersey. The property was acquired by the Company in 2003 to expand the Company's retail branch network in southern New Jersey. As of December 31, 2011, the property was carried at $1,620,000 based on an appraisal obtained during 2011, which resulted in an impairment loss of $110,000 during the year ended December 31, 2011. As of December 31, 2012, the property continued to be carried at $1,620,000.

In accordance with regulatory guidelines, because this real estate held for investment was not sold or placed in service by June 2011 (eight years from acquisition); for regulatory reporting purposes, the full amount of this asset is recorded as a reduction of regulatory capital at December 31, 2012 and 2011.

Mortgage Servicing Rights

Upon the sale of a residential mortgage loan where the Company retains servicing rights, a mortgage servicing right is recorded. GAAP requires that mortgage servicing rights on these loans be amortized into income over the estimated life of the loans sold using the interest method. At each reporting period, such assets are subject to an impairment test. The impairment test stratifies servicing assets based on predominant risk characteristics of the underlying financial assets. The Company has stratified its mortgage servicing assets by date of sale, which approximates date of origination.

In conjunction with the impairment test, the Company records a valuation allowance when the fair value of the stratified servicing asset is less than amortized cost. Subsequent changes in the valuation of the assets are recorded as either an increase or a reduction of the valuation allowance, however, if the fair value exceeds amortized cost, such excess will not be recognized.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company files a consolidated federal income tax return and its subsidiaries file individual state income tax returns.

The Company recognizes a tax position if it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of the benefit to recognize and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company has no material tax exposure matters that were accrued as of December 31, 2012 or 2011. The Company's policy is to account for interest and penalties as components of income tax expense.

Equity Method Investments

Under the equity method, the Company recognizes its portion of net income of unconsolidated affiliates, net of eliminations, in equity in earnings of affiliates on the consolidated statements of operations. Equity method investments are included in other assets on the consolidated statements of condition.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

Fair Value of Financial Instruments

Certain of the Company's financial instruments are carried at fair value. Generally, fair value is the price that a willing buyer and a willing seller would agree upon in an other than a distressed sale situation. Because of the uncertainties inherent in determining fair value, fair value estimates may not be precise. Many of the fair value estimates are based on highly subjective judgments and assumptions made about market information and economic conditions. See Note 14 for a detailed discussion of fair value measurements and methodology used to determine fair value.

Employee Stock Ownership Plan

The ESOP borrows funds from the Bancorp to purchase shares of common stock in the Bancorp. The funds borrowed by the ESOP from Old Fox Chase Bancorp to purchase shares of common stock in Old Fox Chase Bancorp's initial public offering in 2006 are being repaid from the Bank's contributions over a period of 15 years from 2006 to 2020. The funds borrowed by the ESOP from the Bancorp to purchase shares of common stock in the Bancorp's mutual-to-stock conversion in 2010 are

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

being repaid from the Bank's contributions over a period of 14.5 years from 2010 to 2024. The Bancorp's common stock not yet allocated to participants is recorded as a reduction of stockholders' equity at cost. The Bancorp's loans to the ESOP and the ESOP's note payables are not reflected in the consolidated statements of condition. Compensation expense for the ESOP is based on the average market price of the Company's stock and is recognized as shares are committed to be released to participants. The notes receivable and related interest income are included in the parent company financial statements presented in Note 17.

For purposes of computing basic and diluted earnings per share, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Based Compensation

The Company grants equity awards to employees, consisting of stock options and restricted stock, under its Long-Term Incentive Plan, its 2007 Equity Incentive Plan and its 2011 Equity Incentive Plan. The Company classifies share-based compensation for employees and outside directors within "Salaries, benefits and other compensation" in the Consolidated Statements of Operations to correspond with the same line item as compensation paid. Additionally, the Company reports (1) the expense associated with the grants as an adjustment to operating cash flows and (2) any benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense as a financing cash flow. Excess tax benefits totaled $88,000 in 2012. There were no such excess tax benefits in 2011 and 2010.

Stock options vest over a five-year service period and expire ten years after grant date. The Company recognizes compensation expense for the fair values of stock options using the straight-line method over the requisite service period for the entire award.

Non-performance based restricted shares vest over a five-year service period. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

Performance based restricted shares vest over a five-year based on service and achievement of performance metrics. The performance metrics to be evaluated during the performance period are (1) return on assets compared to peer group and (2) earnings growth rate compared to peer group. On the third anniversary of the grant date, the Company's level of performance relative to the performance metrics are evaluated and, if such performance metrics have been achieved, an amount of shares that will vest at that time and over the following two years will be determined. Of the shares that will vest, 50% of the shares vest on the third anniversary of the date of grant and 25% vest on each of the fourth and fifth anniversaries of the date of grant.

Per Share Information

Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Proceeds assumed to have been received on such exercises are assumed to be used to purchase shares of the Company's common stock at the average market price during the periods, as required by the treasury stock method of accounting. Unallocated shares in the ESOP and shares purchased to fund the Bancorp's Equity Incentive Plans

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are not included in either basic or diluted earnings per share. As a result of the mutual-to-stock conversion, all share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

Earnings per share ("EPS"), basic and diluted, were $0.44 and $0.43, respectively for the year ended December 31, 2012. EPS, both basic and diluted, were $0.36 and $0.20 for the years ended December 31, 2011 and 2010, respectively.

The following table presents the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 5,062,000	$ 4,779,000	$ 2,744,000
Weighted-average common shares outstanding(1)	12,624,068	14,112,359	14,548,812
Average common stock acquired by stock benefit plans:			
Unvested shares—long-term incentive plan	—	—	(7,582)
ESOP shares unallocated	(651,538)	(716,530)	(607,235)
Shares purchased by trust	(372,653)	(249,670)	(199,111)
Weighted-average common shares used to calculate basic earnings per share	11,599,877	13,146,159	13,734,884
Dilutive effect of:			
Unvested shares—long-term incentive plans	—	—	7,582
Restricted stock awards	29,653	33,089	10,132
Stock option awards	117,731	52,582	—
Weighted-average common shares used to calculate diluted earnings per share	11,747,261	13,231,830	13,752,598
Earnings per share—basic	$ 0.44	$ 0.36	$ 0.20
Earnings per share—diluted	$ 0.43	$ 0.36	$ 0.20
Outstanding common stock equivalents having no dilutive effect	860,842	822,461	807,827

(1) Excludes treasury stock.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity as of December 31, 2012 and 2011 are summarized as follows:

	December 31, 2012				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	OTTI in AOCI	Fair Value
	(In Thousands)				
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 300	$ 14	$ —	$—	$ 314
Corporate securities	12,207	91	(121)	—	12,177
	12,507	105	(121)	—	12,491
Private label commercial mortgage related securities	6,119	78	—	—	6,197
Agency residential mortgage related securities	270,461	7,023	(65)	—	277,419
Total mortgage related securities	276,580	7,101	(65)	—	283,616
Total available-for-sale securities	$289,087	$7,206	$(186)	$—	$296,107
Held-to-Maturity Securities:					
Agency residential mortgage related securities	$ 28,369	$1,082	$ —	$—	$ 29,451
Total mortgage related securities	28,369	1,082	—	—	29,451
Total held-to-maturity securities	$ 28,369	$1,082	$ —	$—	$ 29,451

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

	December 31, 2011				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	OTTI in AOCI	Fair Value
			(In Thousands)		
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 6,424	$ 90	$ —	$ —	$ 6,514
State and political subdivisions	1,865	8	—	—	1,873
Corporate securities	15,007	16	(304)	—	14,719
	23,296	114	(304)	—	23,106
Private label residential mortgage related security	164	4	—	(46)	122
Private label commercial mortgage related securities	8,799	107	—	—	8,906
Agency residential mortgage related securities	206,285	10,357	(6)	—	216,636
Total mortgage related securities	215,248	10,468	(6)	(46)	225,664
Total available-for-sale securities	$238,544	$10,582	$(310)	$(46)	$248,770
Held-to-Maturity Securities:					
Agency residential mortgage related securities	$ 41,074	$ 684	$ —	$ —	$ 41,758
Total mortgage related securities	41,074	684	—	—	41,758
Total held-to-maturity securities	$ 41,074	$ 684	$ —	$ —	$ 41,758

Obligations of U.S. government agencies represents debt issued by the Federal Home Loan Bank and are not backed by the full faith and credit of the United States government.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

The following tables show gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011:

	December 31, 2012					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Available-for-Sale Securities:						
Obligations of U.S. government agencies	$ —	$ —	$ —	$ —	$ —	$ —
State and political subdivisions	—	—	—	—	—	—
Corporate securities	—	—	2,879	(121)	2,879	(121)
	—	—	2,879	(121)	2,879	(121)
Private label commercial mortgage related securities	—	—	—	—	—	—
Agency residential mortgage related securities	29,092	(65)	—	—	29,092	(65)
Total mortgage related securities	29,092	(65)	—	—	29,092	(65)
Total available-for-sale securities	$29,092	$(65)	$2,879	$(121)	$31,971	$(186)
Held-to-Maturity Securities:						
Agency residential mortgage related securities	$ —	$ —	$ —	$ —	$ —	$ —
Total mortgage related securities	—	—	—	—	—	—
Total held-to-maturity securities	$ —	$ —	$ —	$ —	$ —	$ —
Total Temporarily Impaired Securities	$29,092	$(65)	$2,879	$(121)	$31,971	$(186)

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses Plus OTTI in AOCI	Fair Value	Unrealized Losses
	(In Thousands)					
Available-for-Sale Securities:						
Obligations of U.S. government agencies	$ —	$ —	$ —	$ —	$ —	$ —
State and political subdivisions	—	—	—	—	—	—
Corporate securities	4,799	(182)	2,878	(122)	7,677	(304)
	4,799	(182)	2,878	(122)	7,677	(304)
Private label residential mortgage related security	—	—	122	(42)	122	(42)
Private label commercial mortgage related securities	—	—	—	—	—	—
Agency residential mortgage related securities	1,538	(6)	—	—	1,538	(6)
Total mortgage related securities	1,538	(6)	122	(42)	1,660	(48)
Total available-for-sale securities	$6,337	$(188)	$3,000	$(164)	$9,337	$(352)
Held-to-Maturity Securities:						
Agency residential mortgage related securities	$ —	$ —	$ —	$ —	$ —	$ —
Total mortgage related securities	—	—	—	—	—	—
Total held-to-maturity securities	$ —	$ —	$ —	$ —	$ —	$ —
Total Temporarily Impaired Securities	$6,337	$(188)	$3,000	$(164)	$9,337	$(352)

During the year ended December 31, 2012, the Company sold (1) mortgage related securities with an amortized cost of $82.3 million and recognized gross gains of $3.3 million, (2) a private label residential mortgage related security with an amortized cost of $157,000 and recognized a loss of $87,000 and (3) two obligations of U.S. government agencies with an amortized cost of $6.1 million and recognized a gain of $64,000.

As of December 31, 2012, the Company held three private label CMBS with an amortized cost of $6.1 million. These securities had a net unrealized gain of $78,000 at December 31, 2012 and all individual securities were held at an unrealized gain. As of December 31, 2011, the Company held three private label CMBS with an amortized cost of $8.8 million. These securities had a net unrealized gain of $107,000 at December 31, 2011 and all individual securities were held at an unrealized gain. During 2011, one security paid off in full.

The Company evaluates current characteristics of each of these private label securities such as fair value, delinquency and foreclosure levels, credit enhancement, projected losses, coverage and actual and projected cash flows, on a quarterly basis. It is possible that the underlying collateral of these securities will perform worse than current expectations, which may lead to adverse changes in cash flows on these securities and potential future other-than-temporary impairment losses. Events that may

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

trigger material declines in fair values for these securities in the future would include but are not limited to deterioration of credit metrics, significantly higher levels of default and severity of loss on the underlying collateral, deteriorating credit enhancement and loss coverage ratios, or further illiquidity.

At December 31, 2011, after other-than-temporary impairment charges, the Company held one private label residential mortgage related security which had an amortized cost of $164,000, a fair value of $122,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $42,000. There was no other-than-temporary credit impairment recognized on this investment during the year ended December 31, 2010. During the year ended December 31, 2011, management determined that there was additional other-than-temporary impairment in the amount of $407,000, $361,000 of which was recognized on the statement of operations and $46,000 of which was recognized on the statement of condition in accumulated other comprehensive income (before taxes). This additional impairment was primarily due to a slowdown in principal payment speeds, an increase in default rates and an increase in estimated loss severity at default on the underlying residential mortgage collateral. The Company sold the private label residential mortgage related security during the three months ended June 30, 2012.

Securities that have been impaired greater than twelve months as of December 31, 2012 consist of one corporate security with a fair value of $2.9 million with a rating of "Baa2", with an unrealized loss of $121,000. This unrealized loss is deemed to be temporary as the issuer continues to have an investment grade rating, all contractual payments have been made and the Company does not have the intention or requirement to sell this security prior to recovery of the amortized cost basis.

Of the ten securities with a temporary impairment at December 31, 2012, nine have a rating of "AAA". The security with a rating of less than AAA is one corporate security with a fair value of $2.9 million and a rating of "Baa2".

The following schedule provides a summary of the components of net gains on sale of investment securities in the Company's Consolidated Statement of Operations:

	Twelve Months Ended December 31, 2012:				
	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(in thousands)		
Obligations of U.S. government agencies	$ 64	$ —	$—	$—	$ 64
State and political subdivisions	—	—	—	—	—
Corporate securities	—	—	—	—	—
	64	—	—	—	64
Private label residential mortgage related security	—	(87)	—	—	(87)
Private label commercial mortgage related securities	—	—	—	—	—
Agency residential mortgage related securities	3,315	—	—	—	3,315
Total mortgage related securities	3,315	(87)	—	—	3,228
Total securities available-for-sale	$3,379	$(87)	$—	$—	$3,292

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

	Twelve Months Ended December 31, 2011:				
	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(in thousands)		
Obligations of U.S. government agencies	$ —	$—	$ —	$—	$ —
State and political subdivisions	—	—	—	—	—
Corporate securities	—	—	—	—	—
	—	—	—	—	—
Private label residential mortgage related security	—	—	(407)	46	(361)
Private label commercial mortgage related securities	—	—	—	—	—
Agency residential mortgage related securities	1,091	—	—	—	1,091
Total mortgage related securities	1,091	—	(407)	46	730
Total securities available-for-sale	$1,091	$—	$(407)	$46	$ 730

	Twelve Months Ended December 31, 2010:				
	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(in thousands)		
Obligations of U.S. government agencies	$ —	$—	$—	$—	$ —
State and political subdivisions	—	—	—	—	—
Corporate securities	—	—	—	—	—
	—	—	—	—	—
Private label residential mortgage related security	—	—	—	—	—
Private label commercial mortgage related securities	50	—	—	—	50
Agency residential mortgage related securities	1,913	—	—	—	1,913
Total mortgage related securities	1,963	—	—	—	1,963
Total securities available-for-sale	$1,963	$—	$—	$—	$1,963

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (Continued)

The amortized cost and estimated fair value of investment securities available-for-sale and held-to-maturity at December 31, 2012 and 2011 by contractual maturity are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
December 31, 2012				
Due in one year or less	$ 2,019	$ 2,032	$ —	$ —
Due after one year through five years	10,488	10,459	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Total mortgage related securities	276,580	283,616	28,369	29,451
	$289,087	$296,107	$28,369	$29,451
December 31, 2011				
Due in one year or less	$ 8,022	$ 8,013	$ —	$ —
Due after one year through five years	14,072	13,886	—	—
Due after five years through ten years	763	766	—	—
Due after ten years	439	441	—	—
Total mortgage related securities	215,248	225,664	41,074	41,758
	$238,544	$248,770	$41,074	$41,758

Securities with a carrying value of $8.3 million and $8.1 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

Securities with a carrying value of $46.6 million and $63.2 million at December 31, 2012 and 2011, respectively, were used to secure other borrowed funds. See Note 8.

NOTE 3—LOANS

The composition of net loans at December 31, 2012 and 2011 is provided below (in thousands):

	December 31, 2012	December 31, 2011
Real estate loans:		
One- to four-family	$158,828	$198,669
Multi-family and commercial	368,948	313,060
Construction	22,591	18,243
	550,367	529,972
Consumer loans	30,585	44,667
Commercial and industrial loans	113,820	107,781
Total loans	694,772	682,420
Deferred loan origination cost, net	263	227
Allowance for loan losses	(11,170)	(12,075)
Net loans	$683,865	$670,572

The Company had approximately $197.9 million and $210.4 million of loans in New Jersey at December 31, 2012 and 2011, respectively. Other than the loans in New Jersey, the majority of the Company's loans are in the geographic areas near the Company's branches in Southeastern Pennsylvania.

The Company reclassified $8,000 and $21,000 of deposit accounts that were overdrawn to other consumer loans as of December 31, 2012 and 2011, respectively.

The following table presents changes in the allowance for loan losses (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Balance, beginning	$12,075	$12,443	$10,605
Provision for loan losses	3,478	5,734	6,213
Loans charged off	(4,527)	(6,331)	(4,402)
Recoveries	144	229	27
Balance, ending	$11,170	$12,075	$12,443

NOTE 3—LOANS (Continued)

The following tables present changes in the allowance for loan losses by loan segment for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31, 2012						
	One- to Four-Family	Multi-family and Commercial	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
	(in thousands)						
Balance, beginning	$ 1,760	$6,112	$ 869	$ 455	$2,657	$222	$12,075
Provision for loan losses	286	1,064	252	1,659	(27)	244	3,478
Loans charged off	(1,408)	(887)	(340)	(1,892)	—	—	(4,527)
Recoveries	4	38	92	10	—	—	144
Balance, ending	$ 642	$6,327	$ 873	$ 232	$2,630	$466	$11,170

	For the Year Ended December 31, 2011						
	One- to Four-Family	Multi-family and Commercial	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
	(in thousands)						
Balance, beginning	$1,990	$ 4,624	$ 3,260	$ 665	$1,707	$197	$12,443
Provision for loan losses	324	2,608	1,010	221	1,546	25	5,734
Loans charged off	(567)	(1,290)	(3,445)	(433)	(596)	—	(6,331)
Recoveries	13	170	44	2	—	—	229
Balance, ending	$1,760	$ 6,112	$ 869	$ 455	$2,657	$222	$12,075

The following tables set forth the breakdown of impaired loans by loan segment as of December 31, 2012 and 2011.

December 31, 2012

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
	(in thousands)					
Real estate loans:						
One- to four-family	$ 3,355	$ 507	$—	$ 3,862	$ 3,862	$ —
Multi-family and commercial	5,284	6,867	—	12,151	11,770	381
Construction	6,434	—	—	6,434	6,434	—
Consumer loans	2,051	14	—	2,065	203	1,862
Commercial and industrial	—	—	—	—	—	
Total	$17,124	$7,388	$—	$24,512	$22,269	$2,243

NOTE 3—LOANS (Continued)

December 31, 2011

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(in thousands)			
Real estate loans:						
One- to four-family	$ 6,885	$ 307	$ —	$ 7,192	$ 7,192	$ —
Multi-family and commercial	3,814	6,836	—	10,650	9,570	1,080
Construction	6,372	—	—	6,372	6,372	—
Consumer loans	7	64	6,229	6,300	6,300	—
Commercial and industrial	—	—	—	—	—	—
Total	$17,078	$7,207	$6,229	$30,514	$29,434	$1,080

For the years ended December 31, 2012, 2011 and 2010, the average recorded investment in impaired loans was $28.7 million, $32.0 million and $42.0 million, respectively. The interest income recognized on these impaired loans was $502,000, $825,000 and $399,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, seven troubled debt restructurings ("TDRs"), totaling $6.9 million, are excluded from the accruing TDR column above as they are included in the nonaccrual loans. Of this amount, $6.4 million relates to two construction loans. The Company has commitments of $855,000 to lend additional funds related to these construction loans. Additionally, the Company had four residential loan TDRs totaling $435,000 and one consumer loan TDR totaling $8,000 which are included in the nonaccrual loans and total impaired loans. At December 31, 2011, two TDRs, totaling $5.2 million, were excluded from the accruing TDR column above as they are included in the nonaccrual loans. These TDRs relate to two construction loans.

Loans on which the accrual of interest has been discontinued amounted to $17.1 million at December 31, 2012 and $17.1 million at December 31, 2011. If interest on such loans had been recorded in accordance with contractual terms, interest income would have increased by $1.5 million, $1.1 million and $1.5 million in 2012, 2011 and 2010, respectively. There was $0, $3.9 million and $0 of loans past due 90 days or more and still accruing interest at December 31, 2012, 2011 and 2010, respectively.

NOTE 3—LOANS (Continued)

The following tables set forth a summary of the TDR activity for the twelve months ended December 31, 2012 and 2011:

	As of and for the Twelve Months Ended December 31, 2012				
	Restructured Current Period			TDRs that Defaulted in Current Period that were Restructured in the Prior Twelve Months	
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Post-Modification Outstanding Recorded Investment
	(Dollars in Thousands)				
Real estate loans:					
One- to four-family	4	$ 582	$ 582	3	$254
Multi-family and commercial	2	604	604	—	—
Construction	—	—	—	—	—
Consumer loans	1	14	14	1	8
Commercial and industrial	—	—	—	—	—
Total	7	$1,200	$1,200	4	$262

	As of and for the Twelve Months Ended December 31, 2011				
	Restructured Current Period			TDRs that Defaulted in Current Period that were Restructured in the Prior Twelve Months	
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Post-Modification Outstanding Recorded Investment
	(Dollars in Thousands)				
Real estate loans:					
One- to four-family	2	$ 307	$ 307	—	$ —
Multi-family and commercial	1	4,673	4,673	—	—
Construction	—	—	—	1	3,115
Consumer loans	2	64	64	—	—
Commercial and industrial	—	—	—	1	600
Total	5	$5,044	$5,044	2	$3,715

The Company may, under certain circumstances, restructure loans as a concession to borrowers who have experienced financial difficulty. TDRs are included in impaired loans. TDRs typically result from the Company's loss mitigation activities which, among other activities, could include rate reductions, payment extension, and/or principal forgiveness.

At December 31, 2012, the Company had fourteen TDRs, totaling $14.3 million, of which $13.1 million were the following seven TDRs at December 31, 2011:

- Two construction loans totaling $6.4 million.

NOTE 3—LOANS (Continued)

- Two multi-family and commercial real estate loans totaling $6.3 million.
- Two residential loans totaling $365,000.
- One consumer loan totaling $8,000.

The Company had seven new TDRs during the year ended December 31, 2012, which totaled $1.2 million at December 31, 2012, and were comprised of the following:

- Two multi-family and commercial real estate loans, totaling $590,000. The first loan, totaling $504,000 was classified as a TDR as the Company agreed to reduce payments to interest only for a period of seven months. The second loan, totaling $86,000, was classified as a TDR as the Company agreed to delay principal repayments.
- Four residential loans, totaling $577,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.
- One consumer loan, totaling $14,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.

At December 31, 2011, the Company had eight TDRs, totaling $12.4 million, of which $7.4 million were the following three TDRs at December 31, 2010:

- Two construction loans totaling $5.6 million.
- One multi-family and commercial real estate loan totaling $1.8 million.

The Company had five new TDRs during the year ended December 31, 2011, which totaled $5.0 million at December 31, 2011, and were comprised of the following:

- One multi-family and commercial real estate loan, totaling $4.7 million. The loan was classified as a TDR as the Company agreed to restructure the terms of the loan, which included reducing payments to interest only for a period of nine months and reducing the rate for the term of the interest only period.
- Two residential loans, totaling $307,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.
- Two consumer loans, totaling $64,000, as the Company agreed to modified terms with the borrowers, which included delayed repayment of principal and/or interest.

NOTE 3—LOANS (Continued)

The following tables set forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2012 and December 31, 2011:

December 31, 2012

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$ 337	$ 5	$—	$ 342	$ 300	$ 642
Multi-family and commercial	530	948	—	1,478	4,849	6,327
Construction	449	—	—	449	424	873
Consumer loans	10	1	—	11	221	232
Commercial and industrial	—	—	—	—	2,630	2,630
Unallocated	—	—	—	—	466	466
Total allowance for loan losses	$1,326	$954	$—	$2,280	$8,890	$11,170

December 31, 2011

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDR's	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$1,394	$ 3	$ —	$1,397	$ 363	$ 1,760
Multi-family and commercial	466	975	—	1,441	4,671	6,112
Construction	565	—	—	565	304	869
Consumer loans	7	7	156	170	285	455
Commercial and industrial	—	—	—	—	2,657	2,657
Unallocated	—	—	—	—	222	222
Total allowance for loan losses	$2,432	$985	$156	$3,573	$8,502	$12,075

NOTE 3—LOANS (Continued)

The following table sets forth past due loans by segment as of December 31, 2012 and 2011.

	At December 31,			
	2012		2011	
	30 - 59 Days Past Due	60 - 89 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due
	(In thousands)			
One- to four-family real estate	$18	$ 284	$ 370	$252
Multi-family and commercial real estate	—	1,691	—	—
Construction	—	—	—	—
Consumer	23	51	1,097	169
Commercial and industrial	—	—	—	—
Total	$41	$2,026	$1,467	$421

We use six primary classifications for loans: pass, pass watch, special mention, substandard, doubtful and loss, of which three classifications are for problem loans: substandard, doubtful and loss. "Substandard loans" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful loans" have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. A loan classified "loss" is considered uncollectible and of such little value that continuance as a loan of the institution is not warranted. We also maintain a "special mention" category, described as loans which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, it is recorded as a loan charged off in the current period.

The following tables set forth criticized and classified loans by segment as of December 31, 2012 and 2011:

	At December 31, 2012					
	One- to Four-Family Loans	Multi-family and Commercial	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total
	(In thousands)					
Pass and Pass watch	$155,473	$347,150	$16,157	$28,534	$110,032	$657,346
Special mention loans	—	6,733	—	—	3,633	10,366
Substandard loans	3,355	15,065	6,434	2,051	155	27,060
Doubtful loans	—	—	—	—	—	—
Total loans	$158,828	$368,948	$22,591	$30,585	$113,820	$694,772

NOTE 3—LOANS (Continued)

	At December 31, 2011					
	One- to Four-Family Loans	Multi-family and Commercial	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total
	(In thousands)					
Pass and Pass watch	$191,784	$285,515	$11,871	$38,431	$102,101	$629,702
Special mention loans	—	13,226	—	6,229	1,407	20,862
Substandard loans	6,885	14,319	6,372	7	4,273	31,856
Doubtful loans	—	—	—	—	—	—
Total loans	$198,669	$313,060	$18,243	$44,667	$107,781	$682,420

NOTE 4—DERIVATIVES AND HEDGING

Interest Rate Swaps

On November 3, 2006, the Company entered an interest rate swap with a current notional amount of $950,000, which is used to hedge a 15-year fixed rate loan that is earning interest at 7.43%. The Company is receiving variable rate payments of one-month LIBOR plus 224 basis points and is paying fixed rate payments of 7.43%. The swap matures in April 2022 and had a fair value loss position of $203,000 and $214,000 at December 31, 2012 and 2011, respectively. The interest rate swap is carried at fair value in accordance with FASB ASC 815 "Derivatives and Hedging" and is included in other liabilities on the consolidated statements of condition. The loan is carried at fair value under the fair value option as permitted by FASB ASC 825 "Financial Instruments".

On October 12, 2011, the Company entered an interest rate swap with a current notional amount of $1.6 million, which is used to hedge a 10-year fixed rate loan that is earning interest at 5.83%. The Company is receiving variable rate payments of one-month LIBOR plus 350 basis points and is paying fixed rate payments of 5.83%. The Company designated this relationship as a fair value hedge. The swap matures in October 2021 and had a fair value loss position of $105,000 and $65,000 at December 31, 2012 and December 31, 2011, respectively, which was included in other liabilities on the consolidated statements of condition. The difference between changes in the fair values of interest rate swap agreement and the hedged loan represents hedge ineffectiveness and is recorded in other non-interest income in the consolidated statements of operations. Hedge ineffectiveness resulted in expense of $4,000 for the year ended December 31, 2012 and expense of $5,000 for the year ended December 31, 2011.

Credit Derivatives

We enter into agreements with a third-party financial institution whereby the financial institution enters into interest rate derivative contracts and foreign currency swap contracts with customers referred to them by us. By the terms of the agreements, the financial institution has recourse to the Company for any exposure created under each swap contract in the event the customer defaults on the swap agreement and the agreement is in a paying position to the third-party financial institution. These transactions represent credit derivatives and are a customary arrangement that allows financial institutions like us to provide access to interest rate and foreign currency swap transactions for our customers without creating the swap ourselves. The Company records the fair value of credit derivatives in other liabilities on the consolidated statement of condition. The Company recognizes changes in the

NOTE 4—DERIVATIVES AND HEDGING (Continued)

fair value of credit derivatives, net of any fees received, as service charges and other fee income in the consolidated statements of operations.

At December 31, 2012, there were four variable-rate to fixed-rate interest rate swap transactions between the third-party financial institution and our customers with a notional amount of $13.3 million, and remaining maturities ranging from 7 to 10 years. The fair value of the swaps to the customers was a liability of $213,000 as of December 31, 2012 and all swaps were in paying positions to the third-party financial institution. As of December 31, 2012, the fair value of the Company's interest rate swap credit derivatives was a liability of $12,000. During the year ended December 31, 2012, the Company recognized income of $67,000 from interest rate swap credit derivatives.

At December 31, 2012, there were no foreign currency swap transactions between the third-party financial institution and our customers. During the year ended December 31, 2012, the Company recognized income of $35,000 from foreign currency swap credit derivatives.

The maximum potential payments by the Company to the financial institution under these credit derivatives are not estimable as they are contingent on future interest rates and exchange rates, and the agreement does not provide for a limitation of the maximum potential payment amount.

NOTE 5—MORTGAGE SERVICING ACTIVITY

Loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of these loans were $36.6 million at December 31, 2012, $50.0 million at December 31, 2011, and $65.7 million at December 31, 2010. The Company received fees, net of amortization, from the servicing of loans of $(16,000), $25,000 and $11,000 during 2012, 2011 and 2010, respectively.

The following summarizes mortgage-servicing rights activity for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Servicing Rights	Valuation Allowance	Net Carrying Value
Balance at December 31, 2009	$ 768	$ (85)	$ 683
Additions	—	(46)	(46)
Amortization	(189)	—	(189)
Balance at December 31, 2010	$ 579	$(131)	$ 448
Additions	—	(8)	(8)
Amortization	(124)	—	(124)
Balance at December 31, 2011	$ 455	$(139)	$ 316
Additions	—	(16)	(16)
Amortization	(130)	—	(130)
Balance at December 31, 2012	$ 325	$(155)	$ 170

NOTE 5—MORTGAGE SERVICING ACTIVITY (Continued)

The estimated amortization expense of amortizing mortgage servicing rights for each of the five succeeding fiscal years after December 31, 2012 is as follows (in thousands):

Year	
2013	$ 93
2014	67
2015	48
2016	34
2017	25
Thereafter	58
Total	$325

As of December 31, 2012 and 2011, the fair value of the mortgage servicing rights ("MSRs") was $170,000 and $322,000, respectively. The fair value at these dates was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates. Mortgage loan prepayment speed is the annual rate at which borrowers are forecasted to repay their mortgage loan principal and is based on historical experience and current interest rates. The discount rate used to determine the present value of future net servicing income is the required rate of return the market would expect for an asset with similar risk. Both assumptions can, and generally will, change quarterly valuations as market conditions and interest rates change.

The valuation allowance was increased by $16,000, $8,000 and $46,000, during the years ended December 31, 2012, 2011, and 2010 respectively, due to continued low interest rates and high level of prepayments. The amount of the valuation adjustment is recorded as an adjustment to service charges and other fee income in the Company's consolidated statement of operations.

NOTE 6—PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, 2012 and 2011 were as follows (in thousands):

	December 31,	
	2012	2011
Land	$ 3,207	$ 3,207
Buildings	13,661	13,479
Leasehold improvements	201	190
Furniture, fixtures and equipment	4,827	5,125
	21,896	22,001
Less: accumulated depreciation	(11,453)	(11,570)
Premises and equipment, net	$ 10,443	$ 10,431

As of December 31, 2012, the Company leased space for an operations center in Blue Bell, Pennsylvania, a branch location in Media, Pennsylvania and certain office equipment. The leases are accounted for as operating leases. The Blue Bell lease expires in January 2016 and, upon expiration,

NOTE 6—PREMISES AND EQUIPMENT (Continued)

the Company has the option to extend the lease for an additional five year period at the then prevailing market rate. The following rental expenses were included in the Company's financial statements (in thousands):

	December 31,		
	2012	2011	2010
	(In thousands)		
Office rent	$449	$486	$470
Equipment lease	2	2	6
	$451	$488	$476

The following table shows the minimum future rental payments under non-cancelable leases for premises and equipment as of December 31, 2012 (in thousands):

Year	
2013	$399
2014	417
2015	428
2016	36
2017	—

NOTE 7—DEPOSITS

The weighted average interest rate and balance of deposits at December 31, 2012 and 2011 consisted of the following (dollars in thousands):

	December 31, 2012		December 31, 2011	
	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount
Noninterest-bearing demand accounts	—%	$108,176	—%	$ 84,374
NOW accounts	0.22	70,199	0.39	45,948
Money market accounts	0.19	97,318	0.38	127,667
Savings and club accounts	0.14	99,046	0.29	80,740
Brokered deposits	0.36	50,637	0.53	10,162
Certificates of deposit	1.59	262,033	2.03	327,703
	0.70%	$687,409	1.12%	$676,594

NOTE 7—DEPOSITS (Continued)

The scheduled maturities of certificates of deposit and brokered deposits for periods subsequent to December 31, 2012 are as follows (in thousands):

	December 31,		
Year	Certificates of Deposit	Brokered Deposits	Total
2013	$144,692	$45,529	$190,221
2014	64,212	5,108	69,320
2015	29,182	—	29,182
2016	11,493	—	11,493
2017	4,823	—	4,823
Thereafter	7,631	—	7,631
	$262,033	$50,637	$312,670

A summary of interest expense on deposits for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
NOW accounts	$ 234	$ 143	$ 210
Money market accounts	339	596	1,294
Savings and club accounts	253	148	45
Brokered deposits	194	13	—
Certificates of deposit	5,327	7,772	13,654
	$6,347	$8,672	$15,203

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $62.5 million and $81.6 million at December 31, 2012 and 2011, respectively. Deposits in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 8—BORROWINGS

The following is a summary of borrowed funds by type:

	Balance at End of Year	Weighted Average Coupon Rate	Maximum Amount Outstanding at Month End During the Year	Average Amount Outstanding During the Year	Weighted Average Interest Rate During the Year
	(Dollars in thousands)				
2012					
FHLB advances	$110,000	1.80%	$110,000	$ 82,039	2.90%
Other borrowed funds	30,000	3.30	50,000	39,389	3.42
Short-term borrowings	70,500	0.30	70,500	15,851	0.24
2011					
FHLB advances	$ 88,278	3.41%	$122,429	$110,180	3.66%
Other borrowed funds	50,000	3.42	50,000	50,000	3.42
Short-term borrowings	8,500	0.25	24,000	2,239	0.23

NOTE 8—BORROWINGS (Continued)

Federal Home Loan Bank Advances

Maturity Date	Amount	Coupon Rate	Call Date	Rate if Called
	(In thousands)			
August 2014	10,000	0.52%	Not Applicable	Not Applicable
September 2014	15,000	0.41%	Not Applicable	Not Applicable
December 2014	15,000	0.43%	Not Applicable	Not Applicable
March 2015	10,000	0.49%	Not Applicable	Not Applicable
August 2015	10,000	0.68%	Not Applicable	Not Applicable
November 2017	15,000	3.62%	February 2013	LIBOR + 0.10%
November 2017	15,000	3.87%	February 2013	LIBOR + 0.10%
December 2017	20,000	2.83%	March 2013	LIBOR + 0.11%
	$110,000	1.80%		

Advances from the FHLB of Pittsburgh with coupon rates ranging from 0.41% to 3.87% are due as follows.

Maturity	Amount	Weighted Average Coupon Rate
	(Dollars in thousands)	
2013	$ —	—%
2014	40,000	0.45
2015	20,000	0.58
2016	—	—
2017	50,000	3.38
	$110,000	1.80%

During the three months ended June 30, 2012, the Company terminated $36.3 million of FHLB borrowings at a pre-tax cost of $1.5 million, which was recorded in loss on extinguishment of debt in the consolidated statement of operations.

For the borrowings which have "Call Dates" disclosed in the above table, if the borrowing is called, the Company has the option to either pay off the borrowing without penalty or the borrowing's fixed rate resets to a variable LIBOR based rate, as noted in the above table. Subsequent to the call date, the borrowings are callable by the FHLB quarterly. Accordingly, the contractual maturities above may differ from actual maturities.

Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As of December 31, 2012, the Company has $161.9 million in qualifying collateral pledged against its advances.

The Bank had a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $367.0 million at December 31, 2012. Additionally, as of December 31, 2012, the Bank has a maximum borrowing capacity of $53.8 million with the Federal Reserve Bank of Philadelphia through the Discount Window.

NOTE 8—BORROWINGS (Continued)

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in an amount at least equal to 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh has indicated it would only redeem from any member the lesser of the amount of the member's excess capital stock or 5% of the member's total capital stock. The FHLB also indicated that it may increase its individual member stock investment requirements at any time. As of December 31, 2012, the Company's minimum stock obligation was $7.9 million and a maximum stock obligation was $12.6 million. The Company held $8.1 million in FHLB stock at that date. The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and did not pay a dividend through December 31, 2011. Beginning in the first quarter of 2012, the FHLB of Pittsburgh reinstated its quarterly dividend.

Other Borrowed Funds

Maturity Date	Amount	Coupon Rate	Next Call Date	Subsequent Call Frequency
	(In thousands)			
September 2018	10,000	3.40%	Not Applicable	Not Applicable
September 2018	5,000	3.20%	Not Applicable	Not Applicable
October 2018	5,000	3.15%	January 2013	Quarterly
October 2018	5,000	3.27%	Not Applicable	Not Applicable
November 2018	5,000	3.37%	November 2013	Not Applicable
	$30,000	3.30%		

During 2012, the Company terminated $20.0 million of other long-term borrowings at a pre-tax cost of $1.5 million, which was recorded in loss on extinguishment of debt in the consolidated statement of operations.

Other borrowed funds obtained from large commercial banks under security repurchase agreements totaled $30.0 million at December 31, 2012. These borrowings contractually mature with dates ranging from September 2018 through November 2018 and may be called by the lender based on the underlying agreements. Accordingly, the contractual maturities below may differ from actual maturities.

Mortgage backed securities with a fair value of $37.4 million at December 31, 2012 were used to secure these other borrowed funds.

Short-term borrowings

As of December 31, 2012 and December 31, 2011, the Company had $70.5 million and $8.5 million, respectively, of short-term borrowings. The short-term borrowings at December 31, 2012 and 2011 had a blended rate of 0.30% and 0.25%, respectively. Short-term borrowings consist of overnight and term borrowings with an original maturity less than one year. Short-term borrowings are obtained from commercial banks, participants in the Federal Funds market and the FHLB.

NOTE 9—EMPLOYEE BENEFITS

401(k) Plan

The Bank has a 401(k) retirement plan covering all employees meeting certain eligibility requirements. Employees may contribute a percentage of their salary to the Plan each year, subject to limitations set by law. The Bank matches a portion of each employee contribution and also may make discretionary contributions, based on the Bank's performance. The Bank provides a matching contribution equivalent to 33% of the first 6% of the contribution made by an employee. The Bank's contributions to the plan on behalf of its employees resulted in an expenditure of $131,000, $121,000 and $110,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest in the Bancorp's common stock that provides employees meeting certain eligibility requirements with the opportunity to receive a funded retirement benefit, based on the value of the Bancorp's common stock. The ESOP has purchased 963,767 shares of common stock and has total loans outstanding of $6.7 million as of December 31, 2012. The ESOP purchased shares in two separate transactions as described in the next paragraph.

The ESOP initially purchased 615,267 shares of common stock in Old Fox Chase Bancorp's initial stock offering in 2006 at a price of $9.35 per share with the proceeds of a loan from Old Fox Chase Bancorp to the ESOP. The outstanding loan principal balance on the initial ESOP transaction at December 31, 2012 and 2011 was $3.7 million and $4.0 million, respectively. ESOP shares from this transaction that were unallocated at December 31, 2012 totaled 328,142 and had a fair market value of $5.5 million.

The ESOP purchased an additional 348,500 shares of common stock in conjunction with the Bancorp's mutual-to-stock conversion completed on June 29, 2010 at a price of $10.00 per share with the proceeds of a second loan from the Bancorp to the ESOP. The outstanding loan principal balance at December 31, 2012 and 2011 was $3.0 million and $3.2 million, respectively. ESOP shares from this transaction that were unallocated at December 31, 2012 totaled 288,415 and had a fair market value of $4.8 million.

Shares of the Bancorp's common stock pledged as collateral for the loan are released from the pledge for allocation to Plan participants as loan payments are made. The Bank releases 65,053 shares annually based upon the ratio that the current principal and interest payment bears to the current and remaining scheduled future principal and interest payments. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant are used to repay the loan. Dividends declared on common stock held by the ESOP that are allocated to the account of a participant are paid to the participant once a year.

As of December 31, 2012, there were no shares committed to employees, 347,210 shares allocated to employees and 616,557 unallocated shares to be released in future periods.

Total ESOP compensation expense for the year ended December 31, 2012, 2011 and 2010 was $921,000, $840,000 and $522,000, respectively, representing the average fair market value of shares allocated during the year.

NOTE 9—EMPLOYEE BENEFITS (Continued)

Long-Term Incentive Plan

The Bank maintains the Fox Chase Bank Executive Long-Term Incentive Plan (the "Incentive Plan"). All plan assets are invested in Bancorp common stock. The Incentive Plan became effective January 1, 2006. During 2012, 2011 and 2010, the Bank recorded compensation expense of $0, $0 and $89,000, respectively, for the Incentive Plan. All shares in the plan were fully vested on January 1, 2011.

NOTE 10—STOCK BASED COMPENSATION

In 2007, stockholders approved the Fox Chase Bancorp, Inc. 2007 Equity Incentive Plan (the "2007 Plan"). The Plan provides that 769,083 shares of common stock may be issued in connection with the exercise of stock options and 307,633 shares of common stock may be issued as restricted stock. The Plan allows for the granting of non-statutory stock options ("NSOs"), incentive stock options and restricted stock. Options are granted at no less than the fair value of the Bancorp's common stock on the date of the grant. In 2007, Old Fox Chase Bancorp's Board of Directors approved the funding of a trust that purchased 307,395 shares of Bancorp's common stock to fund restricted stock awards under the Plan. The 307,395 shares were purchased by the trust at a weighted average cost of $12.18 per share.

In August 2011, stockholders approved the Fox Chase Bancorp, Inc. 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan provides that 685,978 shares of common stock may be issued in connection with the exercise of stock options and 274,391 shares of common stock may be issued as restricted stock, including performance based restricted stock. In August 2011, the Board of Directors approved the funding of a trust that purchased 274,391 shares of Bancorp's common stock to fund restricted stock awards under the 2011 Plan. During the year ended December 31, 2011, 274,391 shares were purchased by the trust at a weighted average cost of $12.66 per share.

During 2011, the Company granted 10,668 shares of performance based restricted stock to certain executive officers of the Company. During 2012, the Company granted 22,500 shares of performance based restricted stock to certain executive officers of the Company.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded $1.0 million, $1.0 million, and $929,000 of stock based compensation expense, respectively, comprised of stock option expense of $420,000, $436,000 and $400,000, respectively, and restricted stock expense of $621,000, $606,000 and $529,000, respectively.

As a result of the mutual-to-stock conversion, all presented share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

NOTE 10—STOCK BASED COMPENSATION (Continued)

The following is a summary of Bancorp's stock option activity and related information for the 2007 Plan and 2011 Plan for the years ended December 31, 2012, 2011 and 2010:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2009	677,381	$11.03	7.9 years	$ 105,000
Granted	39,500	9.67		
Exercised	—	—		
Forfeited / Cancelled	(24,703)	10.45		
Outstanding at December 31, 2010	692,178	$10.97	7.1 years	$ 608,000
Granted	135,494	12.49		
Exercised	(15,037)	10.69		
Forfeited / Cancelled	(24,493)	11.24		
Outstanding at December 31, 2011	788,142	$11.23	6.6 years	$1,111,000
Granted	146,550	13.15		
Exercised	(43,954)	10.94		
Forfeited / Cancelled	(13,069)	11.10		
Outstanding at December 31, 2012	877,669	$11.57	6.3 years	$4,461,000
Exercisable at December 31, 2012	567,008	$11.26	5.1 years	$3,055,000

Management estimated the fair values of all option grants using the Black-Scholes option-pricing model. Through June 30, 2011, as limited historical information on the volatility of the Company's stock existed, management considered the average volatilities of comparable public companies over a period equal to the expected life of the options in determining the expected volatility rate. Beginning in the quarter ended September 30, 2011, management began to utilize the Company's actual volatility in determining the expected volatility rate. Management estimated the expected life of the options using the simplified method allowed under certain accounting standards. The risk-free rate was determined utilizing the Treasury yield for the expected life of the option contract.

The fair value of the stock option grants was estimated with the following weighted average assumptions:

	2012	2011	2010
Expected Dividend Yield	1.82%	1.90% - 2.00%	1.90%
Expected Volatility	32.0% - 32.5%	33.0% - 40.0%	35.00%
Risk-Free Interest Rate	0.86% - 1.10%	1.21% - 2.51%	2.04%
Expected Option Life in Years	6.50	6.50	6.50

NOTE 10—STOCK BASED COMPENSATION (Continued)

The following is a summary of the Company's unvested options as of December 31, 2012, 2011 and 2010 and changes therein during the years then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	455,806	$2.91
Granted	39,500	2.97
Exercised	—	—
Vested	(133,561)	2.97
Forfeited / Cancelled	(17,748)	2.73
Unvested at December 31, 2010	343,997	$2.90
Granted	135,494	3.60
Exercised	—	—
Vested	(135,464)	2.98
Forfeited / Cancelled	(21,497)	3.06
Unvested at December 31, 2011	322,530	$3.15
Granted	146,550	3.57
Exercised	—	—
Vested	(145,350)	3.10
Forfeited / Cancelled	(13,069)	3.17
Unvested at December 31, 2012	310,661	$3.36

Expected future expense relating to the 310,661 unvested options outstanding as of December 31, 2012 is $871,000 over a weighted average period of 3.8 years.

NOTE 10—STOCK BASED COMPENSATION (Continued)

The following is a summary of the status of the Company's restricted stock as of December 31, 2012, 2011 and 2010 and changes therein during the years then ended:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	148,813	$11.16
Granted	15,640	9.67
Vested	(45,888)	11.30
Forfeited / Cancelled	(1,134)	10.87
Unvested at December 31, 2010	117,431	$10.91
Granted	57,036	12.54
Vested	(48,620)	11.19
Forfeited / Cancelled	(5,857)	11.72
Unvested at December 31, 2011	119,990	$11.54
Granted	69,950	13.14
Vested	(56,358)	11.46
Forfeited / Cancelled	(3,025)	12.08
Unvested at December 31, 2012	130,557	$12.41

Expected future compensation expense relating to the 130,557 restricted shares at December 31, 2012 is $1.4 million over a weighted average period of 3.9 years.

NOTE 11—INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	December 31,		
	2012	2011	2010
Federal:			
Current	$2,408	$2,555	$1,129
Deferred	(140)	(359)	(13)
	2,268	2,196	1,116
State:			
Current	—	—	—
Deferred	50	16	4
	50	16	4
	$2,318	$2,212	$1,120

NOTE 11—INCOME TAXES (Continued)

The provision for income taxes differs from the statutory rate of 34% due to the following (in thousands):

	December 31,		
	2012	2011	2010
Federal income tax at statutory rate of 34%	$2,509	$2,377	$1,314
Tax exempt interest, net	(62)	(62)	(113)
Bank-owned life insurance	(160)	(159)	(160)
ESOP compensation expense	101	73	6
Equity incentive plans	—	1	46
Other, net	13	13	23
Dividends received from equity method investments	(49)	(13)	—
Dividends paid on benefit plans	(67)	(26)	—
State taxes, net	304	126	436
Decrease in valuation allowance	(271)	(118)	(432)
Total Provision	$2,318	$2,212	$1,120
Effective tax rate	31.41%	31.64%	28.99%

The net deferred tax asset consisted of the following components as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Allowance for loan losses, net	$3,798	$4,106
Provision for loss on assets acquired through foreclosure	966	402
Nonaccrual interest	569	502
Accrued compensation	151	151
Equity incentive plans	734	644
Accrued expenses	370	345
Deferred lease liability	51	10
Impairment loss on investments	—	176
State net operating loss carryforward	73	343
	6,712	6,679
Valuation allowance	(36)	(307)
	6,676	6,372
Deferred tax liability		
Prepaid expense deduction	238	181
Mortgage servicing rights	58	107
Loan origination costs	39	58
Deferrable earnings on investments	439	227
Depreciation of premises and equipment	471	458
Unrealized gains on securities available-for-sale	2,478	3,659
	3,723	4,690
Net Deferred Tax Asset	$2,953	$1,682

NOTE 11—INCOME TAXES (Continued)

Based on the Company's history of earnings and its expectation of future taxable income, management anticipates that it is more likely than not that the above deferred tax assets will be realized, except for the $36,000 gross deferred tax assets related to Fox Chase Bank's state net operating loss carryforward.

Retained earnings include $6.0 million at December 31, 2012, 2011 and 2010 for which no provision for federal income tax has been made. This amount represents deductions for bad debt reserves for tax purposes, which were only allowed to savings institutions that met certain criteria prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 (the "Act") eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Company pays a cash dividend in excess of earnings and profits, or liquidates.

Approximately $73,000 of gross deferred tax assets were related to state tax net operating losses at December 31, 2012. Of this amount, $36,000 is related to the Bank and has a full valuation allowance of $36,000 on this deferred tax asset due to an expectation of such net operating losses expiring before being utilized. The remaining $37,000 of gross deferred tax assets were related to state tax net operating losses on Fox Chase Service Corporation and have no valuation allowance as it is more likely than not that it will be fully utilized before it expires. The Company has $517,000 of state net operating losses remaining as of December 31, 2012 for the Bank, which will begin to expire December 31, 2013. The Company has $368,000 of state net operating losses remaining as of December 31, 2012 for Fox Chase Service Corporation, which will begin to expire December 31, 2029.

As of December 31, 2012 and prior periods, the Company had no material unrecognized tax benefits or accrued interest and penalties. The Company's policy is to account for interest and penalties as a component of income tax expense. Federal and state tax years 2009 through 2011 were open for examination as of December 31, 2012.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Lending Operations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

A summary of the Company's financial instrument commitments at December 31, 2012 and 2011 is as follows (in thousands):

	December 31,	
	2012	2011
Commitments to grant loans	$ 23,644	$ 74,372
Unfunded commitments under lines of credit	98,537	105,983
Standby letters of credit	14,348	12,010
Commercial letters of credit	848	—
	$137,377	$192,365

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential or commercial real estate, accounts receivable or inventory. Fixed rate commitments to grant loans were $2.6 million and $15.5 million as of December 31, 2012 and December 31, 2011, respectively. The interest rates on these fixed rate loans ranged from 4.75% to 6.00% as of December 31, 2012 and 5.25% to 6.00% as of December 31, 2011.

Legal Proceedings

The Company is periodically subject to various pending and threatened legal actions, which involve claims for monetary relief. Based upon information presently available to the Company, it is the Company's opinion that any legal and financial responsibility arising from such claims will not have a material adverse effect on the Company's results of operations.

Service Contracts

The Company has entered into contracts with third-party providers to manage the Company's network operations, data processing and other related services. The projected amount of the Company's future minimum payments contractually due after December 31, 2012 is as follows (in thousands):

Year	Amount
2013	$1,952
2014	224
2015	96
2016	—
2017	—

During January 2013, the Company signed a new agreement with one of its third-party data processing providers, which extends the contract through December 2015 and modifies future contractual payments due to $1.7 million in 2013, $1.6 million in 2014 and $1.4 million in 2015.

NOTE 13—STOCKHOLDERS' EQUITY

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. The Bancorp, as a savings and loan holding company, is not subject to separate capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to total assets, as defined. Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it was subject.

As of December 31, 2012, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2012 and 2011 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2012						
Total risk-based capital (to risk-weighted assets)	$147,659	20.48%	$≥57,682	≥8.0%	$≥72,103	≥10.0%
Tier 1 capital (to risk-weighted assets)	140,240	19.45	≥28,841	≥4.0	≥43,262	≥6.0
Tier 1 capital (to adjusted assets)	140,240	12.90	≥43,475	≥4.0	≥54,344	≥5.0
December 31, 2011						
Total risk-based capital (to risk-weighted assets)	$161,494	23.90%	$≥54,054	≥8.0%	$≥67,567	≥10.0%
Tier 1 capital (to risk-weighted assets)	154,623	22.88	≥27,027	≥4.0	≥40,540	≥6.0
Tier 1 capital (to adjusted assets)	154,787	15.30	≥40,461	≥4.0	≥50,576	≥5.0

The Bancorp's ability to pay dividends is limited by statutory and regulatory requirements. The Bancorp may not declare nor pay dividends on its stock if such declaration or payment would violate statutory or regulatory requirements. The Bancorp paid a cash dividend of $0.04 per common share during each of the first three quarters of 2012 and two dividends, totaling $0.08, per common share during the fourth quarter of 2012. Additionally, the Bancorp paid a cash dividend of $0.06 per common share on March 5, 2013.

NOTE 13—STOCKHOLDERS' EQUITY (Continued)

The Bancorp raised net proceeds of $77.8 million from the mutual to stock conversion completed on June 29, 2010. During 2010, the Bancorp contributed $48.5 million to the Bank, $7.5 million in the first quarter and $41.0 million in the second quarter in conjunction with the mutual-to-stock conversion.

During the second quarter of 2012, the Bancorp received a $7.9 million dividend from the Bank, equaling the amount of the Bank's 2010 and 2011 net income. During the third quarter of 2012, the Bancorp received a $1.9 million dividend from the Bank, equaling the amount of the Bank's net income for the six months ended June 30, 2012. During the fourth quarter of 2012, the Bancorp received a dividend of $11.5 million from the Bank, which was comprised of $1.5 million representing the Bank's net income for the three months ended September 2012 plus a special dividend of $10.0 million.

The Bancorp repurchased 724,700 shares of common stock during the year ended December 31, 2012 in conjunction with stock repurchase programs. There were 1,524,900 shares repurchased during the year ended December 31, 2011. The aggregate purchases were recorded as treasury stock, at cost, on the Bancorp's statement of condition in the amount of $29.7 million at December 31, 2012.

NOTE 14—FAIR VALUE

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The Company determines the fair value of financial instruments using three levels of input:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2012 and 2011:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

NOTE 14—FAIR VALUE (Continued)

Investment and Mortgage Related Securities—Available-for-Sale and Held-to-Maturity

Fair values for investment securities and mortgage related securities are obtained from one external pricing service ("primary pricing service") as the provider of pricing on the investment portfolio on a quarterly basis. We generally obtain one quote per investment security. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities. We review the estimates of fair value provided by the pricing service to determine if they are representative of fair value based upon our general knowledge of market conditions and relative changes in interest rates and the credit environment. The Company made no adjustments to the values obtained from the primary pricing service.

Loans Receivable, Net

To determine the fair values of loans that are not impaired, we employ discounted cash flow analyses that use interest rates and terms similar to those currently being offered to borrowers. We do not record loans at fair value on a recurring basis. We record fair value adjustments to loans on a nonrecurring basis to reflect full and partial charge-offs due to impairment. For impaired loans, we use a variety of techniques to measure fair value, such as using the current appraised value of the collateral, agreements of sale, discounting the contractual cash flows, and analyzing market data that we may adjust due to specific characteristics of the loan or collateral. This technique does not contemplate an exit price.

Federal Home Loan Bank Stock

The fair value of the Federal Home Loan Bank stock is assumed to equal its cost, since the stock is nonmarketable but redeemable at its par value.

Mortgage Servicing Rights

The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

Financial Assets Acquired from Debtors

The fair value of life insurance policies was determined using valuations obtained from a third party valuation firm who utilized a discounted cash flow model to calculate the fair value of the policies. The significant assumptions used in the valuation were the life expectancies of the insured parties, future premium payments and discount rates.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

NOTE 14—FAIR VALUE (Continued)

Deposit Liabilities

Fair values for demand deposits (including NOW accounts), savings and club accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit, including brokered deposits, are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Short-term Borrowings, Federal Home Loan Bank Advances and Other Borrowed Funds

Fair value of short-term borrowings, Federal Home Loan Bank advances and other borrowed funds are estimated using discounted cash flow analyses, based on rates currently available to the Bank for advances with similar terms and remaining maturities.

Derivative Contracts

The fair values of derivative contracts are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account underlying interest rates, creditworthiness of underlying customers for credit derivatives and, when appropriate, the creditworthiness of the counterparties.

Off-Balance Sheet Financial Instruments

Fair value of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present creditworthiness of the counterparties. These amounts are deemed to be insignificant.

NOTE 14—FAIR VALUE (Continued)

The estimated fair values of the Company's financial instruments at December 31, 2012 and 2011 were as follows (in thousands):

	Fair Value Hierarchy Level	December 31, 2012		December 31, 2011	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:					
Cash and cash equivalents	Level 1	$ 25,090	$ 25,090	$ 7,586	$ 7,586
Available for sale securities:					
Investment securities available-for-sale	Level 2	12,491	12,491	23,106	23,106
Private label residential mortgage related security	Level 3	—	—	122	122
Private label commercial mortgage related securities	Level 3	6,197	6,197	8,906	8,906
Agency residential mortgage related securities	Level 2	277,419	277,419	216,636	216,636
Held to maturity securities:					
Agency mortgage related securities	Level 2	28,369	29,451	41,074	41,758
Loans receivable, net	Level 3	683,865	686,867	670,572	672,847
Federal Home Loan Bank stock	Level 3	8,097	8,097	8,074	8,074
Accrued interest receivable	Level 3	3,223	3,223	4,578	4,578
Mortgage servicing rights	Level 2	170	170	316	322
Financial assets acquired from debtors	Level 3	3,714	3,714	—	—
Financial liabilities:					
Savings and club accounts	Level 2	99,046	99,046	80,740	80,740
Demand, NOW and money market deposits	Level 2	275,693	275,693	257,989	257,989
Brokered deposits	Level 2	50,637	50,715	10,162	10,129
Certificates of deposit	Level 2	262,033	264,694	327,703	330,941
Short-term borrowings	Level 2	70,500	70,500	8,500	8,500
Federal Home Loan Bank advances	Level 2	110,000	115,767	88,278	95,878
Other borrowed funds	Level 2	30,000	33,651	50,000	55,103
Accrued interest payable	Level 2	330	330	418	418
Derivative contracts	Level 2, 3	320	320	279	279

The following assets and liabilities were carried at fair value and classified as Level 3 as of December 31, 2012 and 2011:

- Private label commercial mortgage related securities ("CMBS"), the fair value of which are difficult to determine because they are not actively traded in securities markets. The net unrealized gain in the private label CMBS portfolio was $78,000 and $107,000 at December 31, 2012 and December 31, 2011, respectively.
- Two loans, since lending credit risk is not an observable input for these commercial loans (see Note 4). The unrealized gain on the two loans was $293,000 at December 31, 2012 compared to $268,000 at December 31, 2011.
- Financial assets acquired from debtors include eight life insurance policies. The life expectancies of the insured parties, future premium payments and discount rates which are used to value

NOTE 14—FAIR VALUE (Continued)

these policies are significant unobservable inputs. Losses resulting from changes in fair value, totaling $692,000, for the year ended December 31, 2012, were recorded in assets acquired through foreclosure expense in the consolidated statements of operations. At December 31, 2011, the company did not hold any financial assets acquired from debtors.

- Credit derivatives which are valued based on creditworthiness of the underlying borrower which is a significant unobservable input. The unrealized loss on the credit derivatives was $12,000 at December 31, 2012 compared to $0 at December 31, 2011.
- A private label collateralized mortgage obligation ("CMO"), the fair value of which is more difficult to determine because they are not actively traded in securities markets. The net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, in the private label CMO was $42,000 at December 31, 2011. This security was sold during 2012.

The following measures were made on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurements at Reporting Date Using		
Description	**As of December 31, 2012**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(In Thousands)		
Available for Sale Securities:				
Obligations of U.S. government agencies	$ 314	$—	$ 314	$ —
State and political subdivisions	—	—	—	—
Corporate securities	12,177	—	12,177	—
Private label commercial mortgage related securities	6,197	—	—	6,197
Agency residential mortgage related securities	277,419	—	277,419	—
Loans(1)	2,806	—	—	2,806
Financial assets acquired from debtors	3,714	—	—	3,714
Derivative contracts(1)	(320)	—	(308)	(12)
Total	$302,307	$—	$289,602	$12,705

NOTE 14—FAIR VALUE (Continued)

Description	As of December 31, 2011	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		(In Thousands)		
Available for Sale Securities:				
Obligations of U.S. government agencies	$ 6,514	$—	$ 6,514	$ —
State and political subdivisions	1,873	—	1,873	—
Corporate securities	14,719	—	14,719	—
Private label residential mortgage related security	122	—	—	122
Private label commercial mortgage related securities	8,906	—	—	8,906
Agency residential mortgage related securities	216,636	—	216,636	—
Loans(1)	2,877	—	—	2,877
Derivative contracts(1)	(279)	—	(279)	—
Total	$251,368	$—	$239,463	$11,905

(1) Such financial instruments are recorded at fair value as further described in Note 4.

The following measures were made on a non-recurring basis as of December 31, 2012 and 2011:

Loans, which were partially charged off at December 31, 2012 and 2011. The loans' fair values are based on Level 3 inputs, which are either an appraised value or a sales agreement, less costs to sell. These amounts do not include fully charged-off loans, because we carry fully charged-off loans at zero on our balance sheet.

MSR's, the fair value was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

NOTE 14—FAIR VALUE (Continued)

Other real estate owned, we used Level 3 inputs, which consists of appraisals or agreements of sale. Other real estate owned is recorded on our balance sheet at fair value, net of costs to sell, when we obtain control of the property.

		Fair Value Measurements at Reporting Date Using		
Description	**Balance**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(In Thousands)		
As of December 31, 2012				
Loans	$2,951	$—	$ —	$2,951
Mortgage servicing rights	170	—	170	—
Other real estate owned	4,810	—	—	4,810
Total	$7,931	$—	$170	$7,761
As of December 31, 2011				
Loans	$2,490	$—	$ —	$2,490
Mortgage servicing rights	282	—	282	—
Other real estate owned	2,423	—	—	2,423
Total	$5,195	$—	$282	$4,913

The following table includes a roll forward of the financial instruments which fair value is determined using Significant Other Unobservable Inputs (Level 3), on a recurring basis, for the period of December 31, 2010 to December 31, 2012.

	Private Label Residential Mortgage Related Security	**Private Label Commercial Mortgage Related Securities**	**Derivative Contracts**	**Financial Assets Acquired from Debtors**	**Loan**	**Total**
			(In thousands)			
Beginning balance, December 31, 2010	$166	$11,767	$ —	$ —	$1,241	$13,174
Purchases/additions	—	—	—	—	1,600	1,600
Sales	—	—	—	—	—	—
Payments received	(34)	(2,570)	—	—	(71)	(2,675)
Premium amortization, net	—	(16)	—	—	—	(16)
Increase/(decrease) in value	(10)	(275)	—	—	107	(178)
Reclassification to Level 3	—	—	—	—	—	—
Ending balance, December 31, 2011	$122	$ 8,906	$ —	$ —	$2,877	$11,905
Purchases/additions	—	—	(39)	4,013	—	3,974
Sales	(70)	—	—	—	—	(70)
Payments (received) made	(7)	(2,668)	—	393	(97)	(2,379)
Premium amortization, net	—	(12)	—	—	—	(12)
Increase/(decrease) in value	(45)	(29)	27	(692)	26	(713)
Reclassification to Level 3	—	—	—	—	—	—
Ending balance, December 31, 2012	$ —	$ 6,197	$(12)	$3,714	$2,806	$12,705

There were no transfers made between levels during the years ended December 31, 2012 and 2011.

NOTE 15—RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers and Employees

The Company may from time to time enter into transactions with its directors, officers and employees. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than the normal credit risk or present other unfavorable features.

There were no loans to directors and executive officers as of December 31, 2012 and 2011.

Equity Method Investments

As of December 31, 2012, 2011 and 2010, Fox Chase Bank owned approximately 45% of Philadelphia Mortgage Advisors, Inc. ("PMA"). During 2012, 2011 and 2010, the Company engaged in certain business activities with PMA. These activities included providing a warehouse line of credit to PMA, as well as acquiring residential mortgage loans from PMA. The Company recorded interest income from PMA on the warehouse line of $460,000, $220,000 and $285,000 for the years ended December 31, 2012, 2011 and 2010, respectively, as well as loan satisfaction fees, which are recorded in service charges and other fee income, of $66,000, $50,000 and $65,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The balance outstanding on the warehouse line was $15.2 million and $9.5 million at December 31, 2012 and 2011, respectively. In addition, the Company acquired total loans from PMA of $14.4 million, $10.6 million and $23.9 million for the years ended December 31, 2012, 2011 and 2010, respectively, which includes the cost of the loans.

During 2010, the Company provided PMA a term loan in the amount of $1.2 million, which was secured by a residential property owned by PMA. The Company recorded interest income from PMA on this term loan of $25,000 and $15,000 for the years ended December 31, 2011 and 2010, respectively. The loan was paid off during the second quarter of 2011.

The Company's investment in PMA was $2.0 million and $1.5 million at December 31, 2012 and 2011, respectively, and was included in other assets on the consolidated statements of condition.

PMA had total assets of $32.5 million and $16.4 million as of December 31, 2012 and 2011, respectively. PMA had total liabilities of $28.5 million and $13.5 million as of December 31, 2012 and 2011, respectively. PMA had net revenues of $7.8 million, $5.0 million and $4.9 million as of December 31, 2012, 2011 and 2010, respectively. PMA had expenses (including income taxes) of $6.3 million, $4.4 million and $4.5 million as of December 31, 2012, 2011 and 2010, respectively. PMA had net income of $1.5 million, $557,000 and $438,000 as of December 31, 2012, 2011 and 2010, respectively.

NOTE 16—ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update (ASU) No. 2011-03—Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. This update is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU No. 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion.

NOTE 16—ACCOUNTING PRONOUNCEMENTS (Continued)

ASU No. 2011-03 was effective for the Company on January 1, 2012 and did not have a material impact on the Company's financial position or results of operations.

Accounting Standards Update (ASU) No. 2011-04—Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments were issued to achieve convergence between U.S. GAAP and IFRS. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. ASU No. 2011-04 was effective for the Company on January 1, 2012 and was to be applied prospectively. Adoption of this update did not have a material impact on the Company's financial position or results of operations but did result in additional disclosures within the fair value footnote.

Accounting Standards Update (ASU) No. 2011-05—Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The provisions of ASU No. 2011-05 are intended to improve the comparability, consistency and transparency of financial reporting and to increase prominence of the items reported in other comprehensive income. The guidance requires entities to report the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous financial statement or in two separate financial statements. This update was effective for the Company on January 1, 2012, and was to be applied retrospectively. Adoption of this update resulted in the addition of the Consolidated Statements of Comprehensive Income and the removal of the Comprehensive Income footnote.

Accounting Standards Update (ASU) No. 2011-11—Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The provisions of ASU No. 2011-11 are intended to enhance current disclosure requirements on offsetting financial assets and liabilities. The new disclosures will enable financial statement users to compare balance sheets prepared under U.S. GAAP and International Financial Reporting Standards (IFRS), which are subject to different offsetting models. The disclosures will be limited to financial instruments (and derivatives) subject to enforceable master netting arrangements or similar agreements and will be effective for the Company on January 1, 2013 and is to be applied retrospectively. The Company has evaluated the guidance included in this update and has determined that it is not expected to have a material impact on the Company's financial position or results of operations.

Accounting Standards Update (ASU) No. 2013-01—Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This update clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The Company has evaluated the guidance included in this update and has determined that it is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 16—ACCOUNTING PRONOUNCEMENTS (Continued)

Accounting Standards Update (ASU) No. 2013-02—Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. For the Company, the amendment is effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the guidance will have a material impact on its financial statements but will result in a revised presentation of reclassifications of items out of accumulated other comprehensive income.

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements for Fox Chase Bancorp, Inc. (parent company only) reflect the investment in its wholly owned subsidiary, Fox Chase Bank, using the equity method of accounting.

CONDENSED BALANCE SHEET

	December 31,	
	2012	2011
	(In Thousands)	
ASSETS		
Cash and due from banks	$ 94	$ 444
Interest-earning deposits with banks	29,513	18,783
Total cash and cash equivalents	29,607	19,227
Investment in subsidiary	144,781	161,353
Due from subsidiary, net	—	266
ESOP loans	6,659	7,175
Other assets	549	241
Total Assets	181,596	188,262
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to subsidiary, net	19	—
Other liabilities	112	70
Total Liabilities	131	70
Stockholders' Equity	181,465	188,192
Total Liabilities and Stockholders' Equity	$181,596	$188,262

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2012	**2011**	**2010**
INCOME			
Interest on deposits with banks	$ 66	$ 219	$ 182
Interest on ESOP loans	432	463	432
Total Income	498	682	614
EXPENSES			
Other expenses	1,000	970	841
Total Expenses	1,000	970	841
Loss before income tax benefit and equity in undistributed net earnings of subsidiary	(502)	(288)	(227)
Income tax benefit	(171)	(98)	(77)
Loss before equity in undistributed net earnings of subsidiary	(331)	(190)	(150)
Equity in undistributed net earnings of subsidiary	5,393	4,969	2,894
Net Income	$5,062	$4,779	$2,744

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net income	$ 5,062	$ 4,779	$ 2,744
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed loss of subsidiary	(5,393)	(4,969)	(2,894)
Decrease in deferred tax asset	—	—	89
Decrease in due from/to subsidiary, net	259	84	118
Excess tax benefit from exercise of stock options and vesting of restricted stock	(88)	—	—
Increase in other assets	(308)	(100)	(79)
Increase in other liabilities	130	1	5
Net Cash Used in Operating Activities	(338)	(205)	(17)
Cash Flows from Investing Activities			
Loan payment received on ESOP loans	516	487	364
Cash dividends received from subsidiary	21,281	—	—
Net Cash Provided by Investing Activities	21,797	487	364
Cash Flows from Financing Activities			
Purchase of treasury stock	(9,911)	(19,822)	—
Acquisition of common stock for equity incentive plan	—	(3,474)	—
Excess tax benefit from exercise of stock options and vesting of restricted stock	88	—	—
Receipt from subsidiary related to vesting of stock in equity incentive plan	646	544	519
Common stock issued for exercise of stock options	480	162	—
Capital contribution to subsidiary	—	—	(48,500)
Purchase of common stock by ESOP	—	—	(3,485)
Merger of Fox Chase Mutual Holding Company	—	—	107
Proceeds from stock offering, net of offering expenses	—	—	81,169
Cash dividends paid	(2,382)	(1,067)	—
Net Cash Used in Financing Activities	(11,079)	(23,657)	29,810
Net Increase in Cash and Cash Equivalents	10,380	(23,375)	30,157
Cash and Cash Equivalents—Beginning	19,227	42,602	12,445
Cash and Cash Equivalents—Ending	$ 29,607	$ 19,227	$ 42,602

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of Fox Chase Bancorp, Inc. and subsidiary, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. The Company reported net income of $1.9 million for the quarter ended December 31, 2012 and net income of $1.0 million for the quarter ended December 31, 2011.

The net income for the quarter ended December 31, 2012 included a provision for loan losses of $442,000, valuation adjustments of assets acquired through foreclosure of $979,000, and a gain of $952,000 on the sale of $15.7 million of mortgage related securities.

The net income for the quarter ended December 31, 2011 included a provision for loan losses of $2.8 million, primarily related to specific impairments totaling $2.2 million on three commercial loans, all of which are located in Southern New Jersey, and a gain of $1.1 million on the sale of $12.8 million of mortgage related securities.

Three Months Ended	12/31/12	9/30/12	6/30/12	3/31/12	12/31/11	9/30/11	6/30/11	3/31/11
Interest income	$ 9,950	$ 10,531	$ 10,411	$ 10,942	$ 11,102	$ 11,606	$ 11,607	$ 11,631
Interest expense	2,117	2,298	2,740	2,962	3,114	3,545	3,827	4,009
Net interest income	7,833	8,233	7,671	7,980	7,988	8,061	7,780	7,622
Provision for loan losses	442	470	1,291	1,275	2,825	1,034	900	975
Net interest income after provision for loan losses	7,391	7,763	6,380	6,705	5,163	7,027	6,880	6,647
Noninterest income	1,804	737	3,080	694	1,959	467	450	467
Noninterest expense	6,437	6,398	8,699	5,640	5,601	5,690	5,480	5,298
Income before taxes	2,758	2,102	761	1,759	1,521	1,804	1,850	1,816
Income tax provision	858	666	222	572	477	572	593	570
Net Income	$ 1,900	$ 1,436	$ 539	$ 1,187	$ 1,044	$ 1,232	$ 1,257	$ 1,246
Per Common Share Data								
Weighted average common shares—basic	11,431,957	11,535,146	11,624,120	11,808,632	12,214,704	13,087,582	13,662,264	13,636,010
Weighted average common shares—diluted	11,622,035	11,718,308	11,750,623	11,901,737	12,287,733	13,175,689	13,770,934	13,678,887
Net income per share—basic	$ 0.17	$ 0.12	$ 0.05	$ 0.10	$ 0.09	$ 0.09	$ 0.09	$ 0.09
Net income per share—diluted	$ 0.16	$ 0.12	$ 0.05	$ 0.10	$ 0.09	$ 0.09	$ 0.09	$ 0.09

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Fox Chase Bancorp, Inc.

BOARD OF DIRECTORS

Richard M. Eisenstaedt
Retired President of Eastern University Foundation and General Counsel for Eastern University

Roger H. Ballou
Retired President and Chief Executive Officer and a Director of CDI Corporation

Richard E. Bauer
Retired SVP and Board Member of the Columbian Financial Group

Todd S. Benning
Founding Shareholder of Dunlap & Associates, PC

Anthony A. Nichols, Sr
Chairman Emeritus and Trustee of Brandywine Realty Trust

Thomas M. Petro
President and Chief Executive Officer of Fox Chase Bancorp, Inc. and Fox Chase Bank

RoseAnn B. Rosenthal
President, Chief Executive Officer and a Director of Ben Franklin Technology Partners of Southeastern Pennsylvania

Peter A. Sears (Retired, May 2012)
Retired Executive of GlaxoSmithKline

FOX CHASE BANK EXECUTIVE OFFICERS

Thomas M. Petro
President and
Chief Executive Officer

Jerry D. Holbrook
Executive Vice President
Chief Operating Officer

Roger S. Deacon
Executive Vice President
Chief Financial Officer

Michael S. Fitzgerald
Executive Vice President
Chief Lending Officer

Keiron G. Lynch
Executive Vice President
Chief Payments Officer

William H. Dembin
New Jersey Regional President

Fred J. Duncan
Senior Vice President
Retail Banking

Randy J. McGarry
Senior Vice President
Chief Information Officer

CORPORATE INFORMATION:

Corporate Office
4390 Davisville Road
Hatboro, PA 19040
Phone: 215-682-7400

Annual Meeting
The annual meeting of stockholders will be held on May 23, 2013 at 9:00 a.m. at the Fox Chase Bank Office:
510 East Township Line Road
Suite 200
Blue Bell, PA 19422

Investor Relations
Copies of the Company's annual reports, SEC filings, press releases and other investor information are available on our web site: www.foxchasebank.com

Investor Comments and Questions
May be directed to:
Roger Deacon
4390 Davisville Road
Hatboro, PA 19422
215-775-1435
Email: rdeacon@foxchasebank.com

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Independent Registered Public Accountants
KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Legal Counsel
Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street NW
Washington, DC 20005-2018

Common Stock Information
The common stock of Fox Chase Bancorp, Inc. is listed on the NASDAQ Global Market under the trading symbol "FXCB." As of March 28, 2013, there were 12,260,172 shares of common stock outstanding.



FOX CHASE BANCORP, INC.

Fox Chase Bank Locations

Pennsylvania

Bucks County
5871 Lower York Road
Lahaska, PA 18931
215-794-7400

815 Bustleton Pike
Richboro, PA 18954
215-364-8350

1041 York Road
Warminster, PA 18974
215-441-4100

Chester County
137 N. High Street
West Chester, PA 19380
610-344-3049

Delaware County
210 West State Street
Media, PA 19063
610-627-8350

Montgomery County
4390 Davisville Road
Hatboro, PA 19040
215-682-7400

1 Fitzwatertown Road
Willow Grove, PA 19090
215-657-9500

Philadelphia County
401 Rhawn Street
Philadelphia, PA 19111
215-342-3700

New Jersey

Atlantic County
6059 Black Horse Pike
English Creek Center
Egg Harbor Twp., NJ 08234
609-407-7050

Cape May County
8 US Route 9 South
Marmora, NJ 08223
609-390-9666

921 West Avenue
Ocean City, NJ 08226
609-399-5500

www.foxchasebank.com
866-369-2427